UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Subject Company)

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

190345108

(CUSIP Number of Class of Securities)

James Musbach

President and Chief Executive Officer

The Coast Distribution System, Inc.

350 Woodview Avenue

Morgan Hill, California 95037

(408) 782-6686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Ben A. Frydman, Esq.

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Annex I	Opinion of Duff & Phelps, LLC	I-1
Annex II	Section 262 of the General Corporation Law of the State of Delaware	II-1

Item 1.	Subject Company Information

Name and Address

The name of the subject company is The Coast Distribution System, Inc., a Delaware corporation (“Coast,” the “Company,” “we,” “our,” or “us”). The address of Coast’s principal executive office is 350 Woodview Avenue Morgan Hill, California 95037, and the telephone number of Coast’s principal executive office is (408) 782-6686.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.001 par value per share, of Coast (the “Company Shares” or the “Common Stock” and the holders thereof, the “Stockholders”). As of the close of business on July 8, 2015, there were 5,197,182 Company Shares outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

Coast is the person filing this Schedule 14D-9. The information about Coast’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Coast’s website address is www.coastdistribution.com. The information on Coast’s website should not be considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the tender offer by KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”) and a direct wholly-owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), to purchase any and all of the issued and outstanding Company Shares at a purchase price of $5.50 per Company Share (the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 22, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by LKQ, Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 22, 2015. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 8, 2015, by and among LKQ, Parent, Purchaser and Coast (the “Merger Agreement”). The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement provides that, among other things, following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Coast, with Coast surviving as a wholly-owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the Delaware General Corporation Law, or DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the approval or other action of the other stockholders of the acquired corporation.

Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Stockholders of Coast in accordance with Section 251(h) of the DGCL.

The Merger Agreement includes a remedy of specific performance and the consummation of the Offer and the Merger are not subject to a financing condition. The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares that, when added to the Company Shares then owned by Parent, Purchaser and their respective controlled affiliates, represents at least a majority of all then outstanding Company Shares, (ii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (iii) the accuracy of the representations and warranties contained in the Merger Agreement, (iv) compliance with covenants contained in the Merger Agreement, (v) there not having been a material adverse effect with respect to Coast, and (vi) the Offer shall not have been terminated.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Company Shares, each outstanding Company Share, other than any Company Shares owned by Parent, Purchaser or Coast or any wholly owned subsidiary of Parent, Purchaser or Coast, or any Stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive an amount in cash equal to the Offer Price. In addition, effective as of immediately prior to the Effective Time, each outstanding Company stock option will fully vest and automatically be canceled and terminated and the holder thereof will be entitled to receive an amount in cash, without interest and less the amount of any tax withholding, equal to the product of (i) the number of Company Shares that would be issuable upon exercise of such stock option, multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Company Share of such option. As of immediately prior to the Effective Time each outstanding share of Company restricted stock will automatically vest in full and each such Share will be converted into a right to receive, in the Merger, $5.50 in cash, without interest and less any required tax withholding. The Merger Agreement is summarized in Section 11 of the Offer to Purchase under the heading “The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The expiration date of the Offer is midnight, New York time, at the end of the day on Tuesday, August 18, 2015, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.

LKQ and Parent have formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that LKQ’s principal executive offices are located at 500 West Madison Street, Suite 2800, Chicago, Illinois 60661. LKQ’s telephone number at this location is (312) 627-1950. The Offer to Purchase states that Parent’s principal executive offices are located at 500 West Madison Street, Suite 2800, Chicago, Illinois 60661. Parent’s telephone number at this location is (312) 627-1950.

Coast has made information relating to the Offer available online at www.coastdistribution.com. Coast has filed this Schedule 14D-9 and LKQ, Parent and Purchaser have filed the Schedule TO with the SEC, all of which documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as otherwise described in this Schedule 14D-9, as of the date hereof, to the knowledge of Coast there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Coast or its affiliates and (i) Coast’s executive officers, directors or affiliates, or (ii) LKQ, Parent or Purchaser, or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included to provide investors and Stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about LKQ, Parent, Purchaser or Coast. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of that agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Coast to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and Stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about Coast, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, and may or may not be fully reflected in the parties’ public disclosures.

Tender and Support Agreement

On July 8, 2015, in connection with the parties’ entry into the Merger Agreement, certain of Coast’s Stockholders entered into a Tender and Support Agreement (the “Tender and Support Agreement”), with Parent and Purchaser. Pursuant to the Tender and Support Agreement, such Stockholders have agreed to, among other things, tender their Company Shares to Purchaser pursuant to the Offer and, if necessary, vote such Company Shares against any alternative acquisition proposal. An aggregate of 948,261 Company Shares are subject to the Tender and Support Agreement, which represent approximately 18.2% of the Company Shares outstanding as of July 8, 2015.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

Coast and LKQ entered into a confidentiality agreement effective as of April 18, 2014 (the “Confidentiality Agreement”), pursuant to which, among other things, each party agreed, subject to certain exceptions, to keep confidential certain non-public information about the other party in connection with the consideration of a possible negotiated strategic transaction between the parties.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Arrangements with Executive Officers and Directors of Coast

In considering the recommendation of the Board of Directors of Coast (the “Board”) to tender the Company Shares in the Offer, Coast’s Stockholders should be aware that certain of Coast’s executive officers and directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Coast’s Stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described in more detail below, these interests relate to or arise from, among other things:

•	the consideration to be received in respect of Company Shares;

•	the consideration to be received in respect of Company Options;

•	the consideration to be received in respect of Company Restricted Shares;

•	the receipt of certain payments and benefits to which James Musbach, Coast’s President and Chief Executive Officer, may become entitled pursuant to his employment agreement and in connection with the completion of the Offer and the Merger;

•	the receipt of bonus compensation to be received by certain of Coast’s executive officers under Coast’s 2015 Management Bonus Plan; and

•	the right to continued indemnification and insurance coverage for Coast’s directors and executive officers following the completion of the Merger, pursuant to the terms of the Merger Agreement.

Effect of the Merger on Company Shares, Company Options and Company Restricted Shares

Consideration for Company Shares Tendered Pursuant to the Offer

If Coast’s directors and executive officers were to tender any Company Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other Coast Stockholders. As of July 8, 2015, Coast’s directors and executive officers (and affiliates and affiliated investment entities) beneficially owned in the aggregate 937,261 Company Shares, excluding Company Shares issuable upon the exercise of Company Options (as defined below) and any Company Restricted Shares (as defined below). If the directors and executive officers (and affiliates and affiliated investment entities) were to tender all of their Company Shares for purchase pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers (and affiliates and affiliated investment entities) would receive $5.50 per share in cash or approximately $5,154,936 in cash in the aggregate, without interest and less applicable withholding taxes.

Consideration for Company Options

The Merger Agreement further provides that immediately prior to the Effective Time, (ii) each outstanding option to purchase Company Shares (each, a “Company Option”) will automatically be canceled and terminate effective as of the Effective Time, and (ii) the holder of any Company Option with a per share exercise price that is less than the per share Offer Price (such options, “In-the-Money Company Options”) will become entitled to receive an amount in cash, without interest (and less the amount of any tax withholding), equal to the product of (A) the number of Company Shares that are issuable upon exercise of the In-the-Money Company Option and (B) the Offer Price less the per share exercise price of such Company Option.

Consideration for Company Restricted Shares

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Share awarded to an employee subject to time-vesting or performance-vesting conditions (each, a “Company Restricted Share”) will fully vest and will be converted into the right to receive an amount in cash, without interest and less the amount of any tax withholding, in the same amount as the Offer Price.

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, Coast has agreed to take all actions as may be required to cause the disposition of the Company Shares and the Company Options in connection with the Merger Agreement by each individual who is a director or an executive officer of Coast subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that Coast will take, prior to the time at which Purchaser irrevocably accepts for purchase all Company Shares validly tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance for purchase being referred to herein as the “Acceptance Time”), all such steps as may be required to cause each agreement, arrangement or understanding that has been or will be entered into by Coast or its subsidiaries with any of its officers, directors or employees pursuant to which compensation, severance or other benefits are paid to such officer, director or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Summary of Consideration Payable to Executive Officers and Directors

The following table sets forth, for each of Coast’s executive officers and directors as of July 8, 2015, (i) the number of Company Shares beneficially owned by such executive officer or director (which, for clarity, excludes any Company Shares issuable upon the exercise of Company Options and any Company Restricted Shares); (ii) the aggregate cash consideration that would be payable for such Company Shares, (iii) the aggregate number of Company Restricted Shares held by such executive officer or director; (iv) the aggregate cash consideration that would be payable in respect of such Company Restricted Shares; (v) the aggregate number of Company Shares subject to In-the-Money Company Options held by such executive officer or director; and (vi) the aggregate cash consideration that would be payable in respect of such In-the-Money Company Options.

Name	Number of Company Shares Beneficially Owned (#)	Cash Consideration Payable for Company Shares Beneficially Owned ($)	Number of Company Restricted Shares (#)	Cash Consideration Payable for Company Restricted Shares ($)	Number of Company Shares Subject to In-the- Money Company Options(1) (#)	Cash Consideration Payable for In-the-Money Company Options ($)	Total Cash Consideration Payable ($)
Executive Officers
James Musbach	282,007	$1,551,039	40,001	$220,006	—	$—	$1,771,045
Thomas R. McGuire	315,034	$1,732,687	6,666	$36,663	—	$—	$1,769,350
Sandra A. Knell	123,549	$679,520	19,999	$109,995	—	$—	$789,515
Dennis A. Castagnola	110,517	$607,844	19,999	$109,995	—	$—	$717,839
David A. Berger	81,154	$446,347	19,999	$109,995	—	$—	$556,342

Non-Employee Directors
Leonard P. Danna	—	$—	—	$—	16,000	$34,540	$34,540
Thomas G. Faludy	—	$—	—	$—	4,000	$8,320	$8,320
Robert S. Throop	25,000	$137,500	—	$—	16,000	$34,540	$172,040

(1)	Excludes Company Options with an exercise price of $5.50 per share or more, which will be cancelled for no consideration or payment. All Company Options were fully vested as of July 8, 2015.

Employment Agreement with Mr. Musbach

In July 2013, Coast entered into an employment agreement with, James Musbach, Coast’s President and Chief Executive Officer, which agreement was amended on July 22, 2014, to extend its term to December 31, 2015 (as amended, the “Musbach Employment Agreement”). The Musbach Employment Agreement provides that, in the event that Mr. Musbach’s employment is terminated on or within 12 months following a “change of control” (as defined below and which would include the consummation of the Offer), either by Coast or its successor without “cause” or by Mr. Musbach due to the occurrence of a “good reason event” (each as defined in the Musbach Employment Agreement), Mr. Musbach would be entitled to receive severance compensation consisting of: (i) a lump sum payment in an amount equal to one year’s annual base salary at the annual rate then in effect; (ii) the payment of any accrued or fully vested but unpaid benefits; (iii) if elected by him, the payment of health insurance premiums for continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended, for a period of 18 months following the date of termination or until the date on which Mr. Musbach obtains employment with another employer that makes health insurance available to him and his dependents whichever first occurs; and (iv) the full vesting and acceleration of his then unvested restricted shares. The foregoing summary is qualified in its entirety by reference to the full text of the Musbach Employment Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and incorporated herein by reference.

2015 Management Bonus Plan

Coast’s 2015 Management Bonus Plan (the “2015 Bonus Plan”) provides for the awarding, by the Board’s Compensation Committee, which is comprised solely of independent directors (the “Committee”), of bonus compensation to certain of Coast’s executive officers and to other key management employees (“Plan Participants”), conditioned on the achievement by the Company of a minimum or “threshold” financial performance goal in 2015. The 2015 Bonus Plan provides that (i) if the threshold performance goal is achieved, but not exceeded, each Plan Participant would receive a bonus award equal to between 10% and 15% of his or her annual base salary, or (ii) if the threshold performance goal is exceeded, then, depending on the amount by which the threshold performance goal is exceeded, each Plan Participant could receive a bonus award ranging between at least 15% to 20% and a maximum bonus award of between 45% and 50%, of the Participant’s annual base salary.

The 2015 Bonus Plan further provides that, if a change of control of Coast is consummated prior to December 31, 2015, the Committee will have the authority (i) to award cash bonuses to the Plan Participants, even if the threshold performance goal has not been achieved prior to the effective date of the change of control, and (ii) to determine, in such an event, the amount of the bonus award, if any, that will be awarded to each Plan Participant.

Pursuant to these provisions of the 2015 Bonus Plan, on July 8, 2015, the Committee approved bonus awards to the Plan Participants, who include certain of the Company’s executive officers, in amounts based on the assumption that the Company would, but for the Offer and the Merger, have achieved in 2015 the performance goal set forth in the forecast of the Company’s 2015 operating results, with the payment of the bonus awarded to each Plan Participant subject to the following conditions: (i) the Offer and Merger are consummated prior to December 31, 2015, and (ii) the Plan Participant continues in the Company’s services until the earlier of (A) the date the Offer is consummated, or (B) the date such Participant’s employment is terminated by Coast without cause (the “Bonus Payment Conditions”).

In approving the Performance Bonus payments, the Committee carefully considered a number of factors it deemed relevant, including the forecast of the Company’s operating results for the entirety of 2015, the financial performance of the Company through May 31, 2015, which substantiated the likelihood that the Company would, but for the Offer and the Merger, have achieved the forecasted operating results in 2015, and the additional work performed by Coast’s officers and certain other key management employees in connection with the market check and the completion of the proceedings leading up to the signing of the Merger Agreement.

The table below identifies the Performance Bonus payments approved for each of the Company’s executive officers.

Name	Performance Bonus Payment ($)
James Musbach	$106,000
Sandra A. Knell	$76,440
Dennis A. Castagnola	$68,635
David A. Berger	$63,088

For further information regarding the compensation arrangements between Coast and its executive officers, see “Item 8. Additional Information—Golden Parachute Compensation” below.

Continuing Employees

The Merger Agreement provides that for a period of one year following the Effective Time, each employee of Coast and any of its subsidiaries who, as of the date of the consummation of the Merger (the “Closing Date”), continues to be employed with Coast or any of its subsidiaries, will receive (i) the same level of base salary or regular wages, as applicable, and target bonus opportunity that were provided to such employee at the level in effect for the 2014 calendar year, (ii) health and welfare benefits that, taken as a whole, are substantially comparable in the aggregate to the health and welfare benefits in effect for similarly situated employees of Parent as of July 8, 2015, and (iii) severance benefits no less favorable than the severance benefits in effect for similarly situated employees of Parent as of July 8, 2015.

The Merger Agreement further provides that to the extent that any Company Plan (as defined in the Merger Agreement), other employee benefit plan or other compensation or severance arrangement of the Surviving Corporation or any of its subsidiaries or any employee benefit plan or other compensation or severance arrangement of Parent is made available to any continuing employee on or following the Effective Time, the Surviving Corporation will credit each continuing employee for all service with Coast and its subsidiaries for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant for purposes of vacation accrual and severance pay entitlement. Service will not be credited for purposes of any equity or equity-based awards or incentives granted after the Effective Time and need not be credited to the extent that it would result in duplication of coverage or benefits.

The Merger Agreement further provides that Parent will use commercially reasonable efforts (a) to cause continuing employees to be immediately eligible to participate in all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries to the extent that coverage under the plan replaces coverage under a comparable Company benefit plan in which the employee participated prior to the Effective Time, (b) for purposes of employee benefit plans sponsored by the Surviving Corporation and its subsidiaries which provide medical, dental, pharmaceutical, vision and/or disability benefits to continuing employees, to waive waiting period, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work requirements or other similar requirements for continuing employees and their dependents, and to give full credit for eligible expenses incurred by continuing employees and their dependents in the unfinished portion of the plan year prior to the date the employee’s participation begins in the corresponding Surviving Corporation benefit plans, for purposes of satisfying deductible, coinsurance and maximum out-of-pocket requirements, and (c) to credit the accounts of continuing employees under any flexible spending plans sponsored by the Surviving Corporation and its subsidiaries with any unused balance in the continuing employee’s account under the applicable Company flexible spending plan.

Pursuant to the Merger Agreement, Parent may request that Coast terminate its 401(k) plan as of the Effective Time, in which case continuing employees will be eligible to participate in Parent’s 401(k) plan, and Parent’s 401(k) plan will accept the continuing employees’ rollover contributions, including loans, from Coast’s 401(k) plan.

Director and Officer Indemnification and Insurance

The DGCL permits a corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The DGCL provides that a corporation may advance expenses of defense (upon receipt of a written undertaking to reimburse the corporation if indemnification is not appropriate) and must reimburse a successful defendant for expenses, including attorney’s fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The DGCL provides that indemnification may not be made for any claim, issue or matters as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

Coast’s bylaws (the “Bylaws”) provide that Coast will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by the DGCL. Coast believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits Coast to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. Coast maintains liability insurance for its officers and directors.

In addition, Coast’s certificate of incorporation (the “Charter”) provides that, pursuant to the DGCL, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty to Coast and its Stockholders. This provision in the Charter does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under the DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to Coast for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under the DGCL. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The Merger Agreement provides for indemnification and insurance rights in favor of Coast’s current and former directors and officers (including any person who becomes a director or officer of Coast or any of its subsidiaries prior to the Effective Time) (the “Indemnified Persons”). Specifically, Parent and the Surviving Corporation, and its subsidiaries as of the Effective Time, have agreed to honor and fulfill in all respects the obligations of Coast and its subsidiaries under (i) the indemnification agreements between Coast or any of its subsidiaries and the Indemnified Persons and (ii) the indemnification, expense advancement and exculpation provisions in any certificate of incorporation or bylaws or comparable organizational document of Coast or any of its subsidiaries in effect on the date of the Merger Agreement. Furthermore, from and after the Effective Time, Parent and the Surviving Corporation and its subsidiaries as of the Effective Time will ensure that, for a period of six years after the Effective Time, the certificates of incorporation or bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries contain provisions with respect to indemnification, expense advancement and exculpation that are no less favorable than those provisions in the certificates of incorporation or bylaws or other similar organizational documents of Coast or any of its subsidiaries, in effect as of the date of the Merger Agreement.

Additionally, from and after the Effective Time, for a period of six years after the Effective Time, the Surviving Corporation, and its subsidiaries as of the Effective Time, will indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any act or omission or alleged act or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of Coast or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement. Furthermore, during such six-year period after the Effective Time, the Surviving Corporation, and its subsidiaries as of the Effective Time, will advance all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided that such Indemnified Person is not entitled to indemnification under the Merger Agreement.

From and after the Effective Time, Parent and the Surviving Corporation have agreed to maintain in effect for a period of six years after the Effective Time, in respect of acts or omissions occurring prior to or at the Effective Time, policies of directors’ and officers’ liability insurance covering the persons currently covered by Coast’s existing directors’ and officers’ liability insurance policies (“Current Company D&O Insurance”), on terms with respect to the coverage and amounts that are no less favorable than those of the Current Company D&O Insurance; provided, however, that Parent and the Surviving Corporation will not be obligated to pay annual premiums for such insurance policies in excess of 300% of the amount paid by Coast for coverage during its current coverage period.

Prior to the Effective Time, Coast may purchase a six-year “tail” prepaid policy on the Current Company D&O Insurance which, in lieu of the immediately foregoing Parent and Surviving Corporation obligations, Parent and the Surviving Corporation will maintain in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” policy is in full force and effect.

Item 4.	The Solicitation or Recommendation

Recommendation of the Board

At a meeting of the Coast Board held on July 8, 2015, the Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved and deemed it advisable for the Company to enter into the Agreement and Plan of Merger (the “Merger Agreement”) and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

Accordingly, and for the other reasons described in greater detail below, the Coast Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.

On July 9, 2015, the Company and LKQ issued a joint press release announcing that they had entered into the Merger Agreement. A copy of the press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated by reference herein.

Background and Reasons for the Board’s Recommendation

Background of the Offer and the Merger

Our Board and management regularly evaluate the Company’s business and financial plans and prospects. As part of this evaluation, the Board and management have periodically considered strategic alternatives to enhance value for the Company’s stockholders, including at times exploring a potential sale of the Company.

Beginning in April 2013, Coast’s management engaged in discussions with the owner of Stag-Parkway, Inc., a wholesale distributor of RV parts and accessories (“Stag”), regarding a possible acquisition of the Company by Stag. Coast entered into a confidentiality agreement with, and provided information to, Stag in furtherance of those discussions. Eventually, we terminated those discussions because our Board believed the price proposed by Stag for the Company’s shares was too low and not in the best interests of our stockholders.

On January 26, 2014, Mr. Thomas McGuire, Coast’s founder and Executive Chairman, received an email from Mr. Ed Orzetti, the former President and CEO of Parent, introducing him to Mr. Walter Hanley, LKQ’s Senior Vice President of Development.

On February 5, 2014, Mr. McGuire and Mr. Hanley spoke by telephone. During that call, Mr. Hanley stated that LKQ had a possible interest in a strategic acquisition of Coast. In response to a question from Mr. Hanley regarding Coast’s operating results for the year ended December 31, 2013, Mr. McGuire stated that he would not be in a position to discuss those operating results until the end of March 2014, following Coast’s filing of its Annual Report on Form 10-K with the SEC. Mr. Hanley stated that, therefore, it made sense for LKQ to wait until that Report was filed with the SEC before deciding whether or not to enter into further discussions with Coast.

On March 17, 2014, the day before the Board’s regularly scheduled quarterly Board meeting, Mr. McGuire informed the other Board members that he had spoken to Mr. Hanley by phone and, during the call,

Mr. Hanley had indicated that LKQ had a possible interest in a strategic acquisition transaction with Coast. The directors discussed this matter at the Board meeting held the next day, and authorized Mr. McGuire to engage in further discussions with LKQ.

On March 31, 2014, Coast filed its Annual Report on Form 10-K for the year ended December 31, 2013 with the SEC. Mr. McGuire then met in person with LKQ’s President and Chief Executive Officer, Robert Wagman, Mr. Hanley and other LKQ executives on April 10, 2014, to further discuss LKQ’s possible interest in a strategic acquisition transaction with Coast. At that meeting, Mr. McGuire stated that he believed that the Company’s Board would have no interest in discussing a proposal for an acquisition of the Company for less than its tangible book value.

On April 24, 2014, LKQ entered into a Confidentiality Agreement dated as of April 18, 2014 with Coast. That Agreement contained an 18-month standstill provision prohibiting LKQ from acquiring any of Coast’s shares without the consent of our Board. The closing price of our common stock on April 24, 2014 was $3.18 per share.

Following receipt of the signed Confidentiality Agreement from LKQ, a special telephonic meeting of Coast’s Board of Directors was scheduled for later in the day on April 24, 2014.

On April 24, 2014, prior to Coast’s Board meeting, Mr. McGuire received a letter from Mr. Hanley which expressed LKQ’s non-binding indication of interest to acquire 100% of Coast’s equity interests at a valuation ranging from $25 million to $28 million, on a fully diluted basis, which at its upper range exceeded Coast’s tangible book value, to be paid in cash with no financing condition, but subject to LKQ’s satisfaction with the results of a due diligence investigation of Coast, the execution of a mutually acceptable merger agreement and the approval by the boards of directors of both companies. The closing price of our common stock on April 24, 2014 was $3.18 per share.

During the telephonic meeting of Coast’s Board on April 24, 2014, the Board members discussed LKQ’s nonbinding indication of interest. After discussion, the Board directed management to prepare a financial forecast for 2014 and other financial information to assist the Board in its analysis of the valuation proposed by LKQ. In order to facilitate the process of evaluating any acquisition proposal and assist the Board in fulfilling its fiduciary duties, the Board appointed a special committee (the “Special Committee”) comprised of the following independent directors: Leonard P. Danna, as Chair, Thomas G. Faludy, Robert S. Throop and John W. Casey.

On May 9, 2014, the Coast Board and the Special Committee held a joint telephonic meeting, in which representatives of Stradling Yocca Carlson & Rauth P.C., Coast’s outside counsel (“Stradling”) participated, to further consider LKQ’s nonbinding indication of interest. The directors reviewed the Company’s sales forecast for the remainder of 2014 and a preliminary sales forecast through 2017. The Stradling representatives then reviewed with the directors their fiduciary duties in the context of a possible sale of the Company. After further discussion, the Special Committee authorized management to meet with LKQ’s management and commence discussions regarding a possible sale of the Company.

On May 13, 2014, Mr. McGuire and James Musbach, Coast’s President and CEO, met with Mr. Hanley and John Quinn, LKQ’s then Chief Financial Officer. At that meeting, there was a discussion about, and Messrs. Musbach and McGuire answered questions regarding, Coast’s assets and liabilities at December 31, 2013 and its operating results and cash flows for the year then ended and Coast’s branded products business.

During the period from May 22, 2014 to June 4, 2014, Mr. Danna, Chair of the Special Committee, along with representatives of Stradling, held discussions with three investment banking firms, including Robert W. Baird & Co. Incorporated (“Baird”). On June 13, 2014, during a telephonic meeting of the Special Committee in which representatives of Stradling participated, the Committee reviewed the qualifications, industry experience and other relevant information it had obtained regarding each of the three investment banking firms. All three firms had extensive experience as financial advisors to public companies, both as sellers and buyers, in merger and acquisition transactions. Baird, however, had more knowledge regarding, and more experience representing, wholesale distribution businesses generally and businesses in the RV industry and market more particularly. The Special Committee also discussed that Baird had informed the Company that it had provided investment banking services and served as a financial advisor to LKQ in the past. As a result, the Committee reviewed Baird’s transactional history and determined that Baird had not rendered any investment banking or financial advisory services to LKQ since October 2007, more than six and one-half years ago, other than in connection with an acquisition in 2013 by LKQ of a privately owned European business, and that Baird had served as financial advisor to the owner of an aftermarket automobile and RV parts and accessories business in connection with the sale of that business to LKQ in January 2014. After extensive discussion, the Committee members determined to retain Baird as financial advisor to the Special Committee and the Board. The Committee believed that Baird’s previous work for LKQ did not pose a significant conflict. After further discussion, the Committee unanimously authorized Mr. Danna, with the assistance of counsel, to negotiate and then to execute, on behalf of the Company, an engagement agreement with Baird.

On June 16, 2014, at the direction of the Special Committee, Sandra A. Knell, the Company’s Executive Vice President and Chief Financial Officer, sent certain Company financial information to LKQ. On June 20, 2014, Mr. McGuire, Mr. Musbach, Ms. Knell and Mr. Leonard Danna, a member of the Company’s Board and chair of the Special Committee, spoke by phone with Mr. Hanley, Mr. Justin Jude, LKQ’s Senior Vice President—Wholesale Parts Division, and Mr. Robert Deitch, LKQ’s Vice President of Development, to answer their questions with respect to that Company financial information.

Negotiation of an engagement agreement with Baird commenced in mid-June 2014 and were concluded with the signing of that agreement on August 6, 2014.

On July 17, 2014, during a brief telephone conversation, Mr. Hanley informed Mr. McGuire that LKQ’s then current valuation of the Company was in the upper half of the $25 to $28 million range set forth in LKQ’s April 24, 2014 nonbinding indication of interest.

On August 20, 2014, a telephonic meeting was held in which members of Coast’s Board and management and representatives of Baird and representatives of Stradling participated. The Board discussed the process and timing issues related to a possible sale of the Company, including the establishment of a secure virtual data room where due diligence documents could be accessed and reviewed, and of protocols for communications and for maintaining confidentiality throughout the process. There was also a discussion as to whether or not to conduct a market check to enable the Special Committee and the Board to assess the level of interest that other companies might have in a possible business combination with or acquisition of Coast. During that discussion, concern was expressed that, as a result of a market check, information might leak that Coast was considering a sale of its business, which could lead to the departure of key employees and the loss of customers that could adversely affect Coast’s business and the amount which LKQ or others would be willing to pay to acquire Coast.

The Company’s Annual Meeting of Stockholders took place on August 26, 2014. John Casey, one of Coast’s independent directors and a member of the Special Committee, had decided not to stand for reelection to the Board at that Meeting. As a result, Mr. Casey’s term of office as a director expired on August 26, 2014, leaving Messrs. Danna, Faludy and Throop as the remaining members of the Special Committee. The Company had previously reported Mr. Casey’s decision to not stand for re-election in a Current Report on Form 8-K filed with the SEC on July 10, 2014.

On September 5, 2014, members of management, representatives of Baird and representatives of Stradling participated in a telephone call in which they discussed next steps regarding a possible transaction with LKQ, including the preparation of a summary overview of the Company and a five-year financial forecast that could be provided to LKQ and other potential buyers in a market check.

On September 12, 2014, members of management, representatives of Baird and representatives of Stradling participated in a telephone call to review a list of 38 potential strategic buyers (including LKQ and Stag), that had been jointly compiled by management and Baird.

During the period from September 26 to October 10, 2014, members of management, representatives of Baird and representatives of Stradling participated in three telephone calls during which they reviewed several drafts of a Company overview that could be delivered to potential buyers, updated the timetable for, and expanded to 42 the list of potential buyers that might be contacted, in a market check.

On or about October 6, 2014, Coast’s management learned that LKQ had acquired Stag in a private transaction. The terms of that transaction were not publicly available.

On October 16, 2014, the Special Committee held a telephonic meeting in which members of management participated. Representatives of Stradling participated throughout the meeting. Management expressed its belief that LKQ’s acquisition of Stag might create an opportunity for Coast to gain new customers and increase sales. The Special Committee discussed with management its views with respect to the potential for an increase in sales as a result of LKQ’s acquisition of Stag.

On October 17, 2014, the Special Committee held a telephonic meeting in which members of management and representatives of Baird and Stradling participated. Baird advised the Committee that, based on the number of Coast’s fully diluted shares outstanding as of August 31, 2014, LKQ’s proposed price range of $25 million to $28 million equated to a price range of $4.65 to $5.20 per share. The Baird representatives also presented a report regarding Baird’s preliminary valuation observations with respect to Coast, which led to a discussion of the potential impact of LKQ’s acquisition of Stag on the Company’s future sales, as well as with respect to Baird’s preliminary analysis. Also discussed were alternatives for responding to LKQ’s indication of interest, including a possible market check. A list of potential buyers for inclusion in a market check also was reviewed. On October 17, 2014, our stock closed at a price $3.15 per share.

On October 20, 2014, the Special Committee held a telephonic meeting in which representatives of Stradling participated. The Committee discussed a revised sales forecast prepared by management that reflected management’s estimate of the effect of LKQ’s acquisition of Stag on the Company’s sales in 2015 and 2016. The Committee reviewed that forecast and the members of the Committee discussed the extent to which they were confident that the sales forecast would be achieved, because the assumptions underlying management’s forecast appeared speculative given the relatively short time that had elapsed since LKQ had completed its acquisition of Stag and past forecasts by management had not been achieved. At the conclusion of the meeting the Committee decided that it would be advisable to proceed with a market check in order to determine whether other companies would be interested in a possible business combination or acquisition transaction with Coast. The market check also would provide additional time for management and the Special Committee to assess the effect on Coast’s sales of LKQ’s acquisition of Stag.

On October 30, 2014, members of management, representatives of Baird and representatives of Stradling participated in a telephone call during which they further refined the list of potential buyers to be contacted, and reviewed a revised draft of a confidential Company overview to be provided to potential buyers, in the market check.

On November 10, 2014, the Special Committee held a telephonic meeting in which representatives of Stradling and Baird participated. They discussed the Company overview and further refined the list of potential buyers to be contacted in the market check. Since there was no assurance that a sale of the Company would ultimately take place, whether with LKQ or any of the other potential buyers, the Special Committee considered that the market check posed a risk that LKQ and some of the other potential buyers could use information furnished to them by the Company for their competitive advantage and a risk of an unintended public disclosure of Coast’s apparent efforts to sell the Company, which could adversely affect ongoing business relationships with some of those potential buyers, as well as with Coast’s employees and key customers. As a result, the Committee discussed with the Baird representatives measures for minimizing those risks, including requiring potential buyers to enter into confidentiality agreements before releasing information to them. After further discussion, the Committee authorized Baird to proceed with the market check by making confidential inquiries of 26 potential buyers that management and Baird had agreed were most likely to have an interest in, and had the financial resources to consummate, a possible business combination or acquisition transaction with the Company. The Committee also authorized Baird to provide a “teaser” summary overview of the Company to those potential buyers who expressed an interest in such a transaction, and to provide a copy of the full Company overview to those of the potential buyers that signed confidentiality agreements with the Company.

On December 5, 2014, members of management, representatives of Baird and representatives of Stradling participated in a telephone call during which the status of the market check was discussed. Representatives of Baird reported that they had contacted 26 potential buyers by telephone, had sent the “teaser” overview to 23 of them, that 13 of those 23 potential buyers had signed confidentiality agreements and had been provided with copies of the full Company overview, but that the others expressed no interest in an acquisition or business combination transaction with Coast.

On December 12, 2014, members of management, representatives of Baird and representatives of Stradling participated in a telephone call during which Baird reported on the then current status of the market check and Baird’s recent discussions with several of the potential buyers.

By letter dated December 16, 2014, from Mr. Hanley to Baird, LKQ submitted a revised non-binding indication of interest to acquire 100% of Coast’s equity interests in an all cash transaction with no financing condition at a price of $5.00 per share which implied a total purchase price of $26.8 million for all of the Coast’s shares, compared to the valuation range of between $25 million and $28 million set forth in LKQ’s April 24, 2014 indication of interest. The closing price of our common stock on December 16, 2014 was $3.21 per share.

On December 19, 2014, the Special Committee held a telephonic meeting in which representatives of Stradling and Baird participated. The purpose of the meeting was to review the results of the market check and to discuss next steps. Baird reported that of the 13 potential buyers that had signed confidentiality agreements, only two had submitted indications of interest: LKQ, as set forth in its letter of December 16th, and a privately-owned wholesale distributor of aftermarket automobile and RV parts and accessories (the “Other Interested Party”), as set forth in a letter dated December 15, 2014 addressed to Baird. The Other Interested Party proposed to purchase 100% of Coast’s outstanding shares for a total cash purchase price of $17.0 million, reduced by that Party’s acquisition costs, contingent, however, on its being able to obtain bank financing for the acquisition. Its proposal also required that it be indemnified, following the completion of its acquisition, against certain liabilities. The Committee discussed both of those indications of interest and considered whether to terminate the sale process in its entirety. The Committee concluded that the Other Interested Party’s proposal, which included a purchase price at least 36% below LKQ’s $26.8 million proposal, was not only inadequate, but also included conditions and requirements that were undesirable and posed an unacceptably high risk of non-completion. The Committee then authorized Baird, on behalf of the Board, to inform the Other Interested Party that Coast would not pursue discussions with it, and to advise LKQ that Coast was interested in a possible acquisition by LKQ, but only at a price that was higher than $5.00 per share.

On January 9, 2015, LKQ was given access to the due diligence virtual data room which contained copies of Coast’s material agreements and documents and other nonpublic information about Coast and its business.

On January 16, 2015, Messrs. Walter Hanley and Justin Jude from LKQ and Messrs. McGuire and Musbach, and Ms. Knell, from Coast met in Santa Clara, California to discuss Coast’s business, answer preliminary due diligence questions presented by LKQ, and discuss the proposed transaction. Also in attendance at the meeting were representatives of Baird.

On February 6, 2015, the Coast Board held a telephonic meeting, in which representatives of both Stradling and Baird participated, to discuss the current status of the negotiations with LKQ.

On February 9, 2015, at the direction of the Special Committee, Baird informed Messrs. Wagman and Hanley of Coast’s position that the proposed $5.00 price was too low and needed to be increased. The closing price of our common stock on February 9, 2015 was $3.46 per share.

On February 12, 2015, the initial draft of the Merger Agreement, prepared by Stradling, was sent to LKQ.

On February 26, 2015, LKQ delivered a revised draft of the Merger Agreement. Material changes to the February 12th draft made by LKQ included the following: (1) a 3.0% increase in the proposed acquisition price to $5.15 per fully diluted share; (2) a break-up fee of $1.5 million, equal to 5.4% of the proposed equity value of the transaction, plus reimbursement of all expenses incurred by LKQ, including legal fees, related to the Offer and the Merger; and (3) the addition of a new condition to closing that would entitle LKQ to terminate the Merger Agreement and the acquisition, without incurring any liability to Coast, if there was pending against any of the parties to the Merger Agreement, or any of their subsidiaries, any legal proceeding in any court or any investigation by any federal, state, county or local governmental agency or authority, or by any non-governmental self-regulatory agency, seeking to restrain or prohibit, or impose material limitations on, the ability of LKQ effectively to acquire, hold or exercise full rights of ownership of Coast following consummation of the Offer and the Merger. Our stock closed at $3.75 per share on February 26, 2015.

Also, on February 26, 2015, a Baird Managing Director called the Chair of the Special Committee, the Executive Chairman of the Company and Stradling to advise them of the appointment of Baird’s Chief Financial Officer as the Chief Financial Officer of LKQ, following LKQ’s announcement of that appointment. When asked, he stated that he did not see this appointment as adversely affecting Baird’s ability to perform its obligations as financial advisor to the Special Committee and the Board, as set forth in its engagement agreement with the Company.

On March 5, 2015, the Special Committee held a telephonic meeting in which representatives of Stradling and Baird participated. The purposes of the meeting were to discuss the changes to the Merger Agreement proposed by LKQ, and to review an updated preliminary valuation analysis that had been provided to the Committee members by Baird. After considerable discussion regarding the proposed changes to the Merger Agreement and a review of the valuation analysis, the Committee directed Baird to communicate to LKQ that (1) the purchase price had to be no less than $5.50 per share in cash; (2) the break-up fee had to be reduced to no more than $1.0 million, with no reimbursement to LKQ for its expenses; and (3) the new condition proposed by LKQ, that would entitle LKQ to terminate the merger agreement due to a filing or initiation of a claim or other proceeding seeking to restrain the transaction from being consummated, had to be deleted from the Merger Agreement. Baird communicated the Committee’s position regarding these three issues to LKQ by telephone on March 10, 2015.

On March 18, 2015, by email from Mr. Hanley to Baird, LKQ modified its proposal as follows: LKQ would increase the purchase price to $5.50 per share if Coast agreed that the new condition to closing relating to the filing or initiation of a claim or other proceeding, as set forth in LKQ’s February 26th draft of the Merger Agreement, would remain in the Agreement, but the price would be $5.35 per share if that condition was deleted from the Agreement. In either case, LKQ would reduce the termination fee to $1.0 million and delete the provision requiring the reimbursement of its expenses in addition to the termination fee. The closing price of our common stock on March 18, 2015 was $3.46 per share.

Coast’s Board held its regular quarterly meeting on March 24, 2015. At that meeting, the members of the Board reviewed preliminary year-to-date financial information and management presented an updated sales forecast for review and discussion among the Board members. Following the conclusion of the Board meeting, the Special Committee held a meeting in which representatives of Stradling and Baird participated. The purpose of the meeting was to discuss the revised proposal received from LKQ on March 18th. There also was a discussion regarding management’s latest sales forecast that had been presented at the Board meeting held earlier that day and the impact that this forecast might have on the valuation of the Company. The Committee requested that Baird prepare an updated discounted cash flow analysis using management’s latest sales forecast, and to present that updated analysis to the Committee on the following day.

On March 25, 2015, the Special Committee held a telephonic meeting in which representatives of Stradling and Baird participated. Baird presented and reviewed the updated discounted cash flow analysis that it prepared based on management’s latest forecast. The Committee further discussed LKQ’s March 18th proposal. The Committee discussed the need to delete the new condition to closing proposed by LKQ from the Merger Agreement, because the retention of that condition would, in the view of the Committee members, create an unacceptable risk of non-completion, as it would enable LKQ to terminate the Merger Agreement, without incurring any liability to Coast, due to nothing more than the initiation of a lawsuit, however frivolous it might be, asking a court to issue an order to restrain the closing of the transaction. The Committee also concluded that a reduction in price, as a result of the deletion of this condition, was unjustified and unacceptable.

A discussion then ensued regarding how to respond to LKQ’s latest proposal. The Committee discussed management’s forecast of future sales and the likelihood of achieving that forecast. The Committee also discussed the cyclical nature of Coast’s business and the difficulties it has encountered in achieving sustained earnings growth, largely because its sales and operating results are heavily dependent on conditions which are not readily predictable and over which Coast has little, if any control, including economic conditions such as the extent of discretionary income available to consumers and their confidence about economic conditions, and adverse changes in weather conditions, all of which affect the willingness and ability of consumers to purchase and use RVs and, therefore, their need for the products Coast sells. The Committee also discussed whether or not the recent increase in the Company’s sales, following LKQ’s acquisition of Stag, might prove to be temporary.

The Committee also considered Baird’s discounted cash flow analysis, assuming Coast remained independent, which implied a fair value for Coast’s shares ranging from $1.48 to $4.09 per share, even if Coast were to achieve the results forecasted by management. Finally, although the Company sought indications of interest from 25 companies, in addition to LKQ, 24 of those 25 companies did not express any interest in an acquisition of Coast and the other company proposed a transaction which, in the view of the Committee, significantly undervalued Coast and posed a much greater risk of non-completion than the LKQ transaction. Based on these factors and considerations, the Committee directed Baird to reiterate to LKQ that the price to be received by Coast’s stockholders needed to be no less than $5.50 per share and that the new closing condition had to be deleted from the Merger Agreement.

On March 27, 2015, by email from Mr. Hanley to Baird, LKQ further modified its proposal by deleting the new closing condition which the Special Committee had found to be unacceptable, without a reduction in the acquisition price below $5.50 per share in cash. The closing price of our common stock on March 27, 2015 was $3.68 per share.

On March 30, 2015, the Special Committee held a telephonic meeting in which representatives of Stradling participated, for the purpose of considering LKQ’s most recent proposal.

On April 9, 2015, a revised draft of the Merger Agreement, prepared by Stradling, was delivered to LKQ at the direction of the Special Committee. The proposed changes in this draft included revisions to the definition of “Company Material Adverse Effect” and other defined terms, the scope of certain Company representations and warranties, and covenants applicable to the operation of the Company’s business between the date of signing of the Merger Agreement and the consummation of the Merger.

On April 15, 2015, LKQ delivered to Baird a revised draft of the Merger Agreement containing proposed changes in response to the revisions proposed in the draft of April 9th.

On April 22, 2015, the parties held a telephone call to negotiate the remaining unresolved issues in the Merger Agreement. Participants on the call on behalf of LKQ included Mr. Hanley, Mr. Victor M. Casini, LKQ’s general counsel, and a representative of LKQ’s outside counsel, K&L Gates LLP; and representatives of Stradling and Baird on behalf of Coast.

During the period from April 23 through July 1, 2015, the parties, through their counsel, exchanged emails and drafts in an effort to resolve the remaining issues in the Merger Agreement. These issues included the meanings of various defined terms, the scope of certain representations and warranties, and the clarification of the Company’s continuing obligation to provide indemnification of the Company’s directors and officers after completion of the Merger.

On May 21, 2015, the Special Committee held a meeting at the Company’s offices in Morgan Hill, California. All of the members of the Committee, as well as the other directors and management were present in person. Representatives of Baird and Stradling participated by phone. The directors, management and the other participants in the meeting engaged in a wide ranging discussion regarding the proposed transaction with LKQ, the Company’s current business, and the outlook for the future, including the fact that the entire RV industry was undergoing considerable change and, as a result, there was a risk that if Coast remained independent, it could become a niche player in the market with insufficient capital and cash resources to grow its business.

On May 21, 2015, Mr. Frydman tendered his resignation as a member of the Coast Board to avoid any appearance of a potential conflict of interest due to the fact he is a shareholder of Stradling, which serves as legal counsel to the Company.

On May 24, 2015, Baird informed Mr. Frydman that the Special Committee should retain an investment banking firm, other than Baird, to evaluate and render an opinion as to the fairness, from a financial point of view, of the proposed transaction to Coast’s stockholders, because of the potential appearance of a conflict of interest arising from the February 2015 hiring by LKQ of Baird’s Chief Financial Officer as LKQ’s Chief Financial Officer. Mr. Frydman promptly communicated that information to the members of the Special Committee.

On May 27, 2015, a representative of Stradling informed LKQ’s outside counsel, K & L Gates LLP, and later that day a representative of Baird informed Mr. Hanley, of this development. On June 1, 2015, a telephone meeting was held between Messrs. Danna and McGuire and Messrs. Wagman and Hanley, with a representative of Baird participating, to advise LKQ that the signing of the Merger Agreement could be delayed because of the time that would be required for Coast to select and engage another investment banking firm to render a fairness opinion. Messrs. Wagman and Hanley stated that LKQ was willing to proceed with the transaction notwithstanding this delay, provided that the total investment banking fees payable by Coast would not increase from the amount that would have been paid to Baird had it rendered the fairness opinion.

On June 3, 2015, the Coast Board held a telephonic meeting, in which Stradling participated. At that meeting, the Board authorized Mr. Danna and Mr. Frydman to interview other investment banking firms, as well as to negotiate an amendment to Baird’s engagement agreement to obtain an offset, in the amount of the fairness opinion fee to be paid to a new investment banking firm, against the success fee that would be payable to Baird if the LKQ transaction was consummated.

Messrs. Danna and Frydman interviewed two investment banking firms and, on June 11th, with the approval of the Special Committee, the firm of Duff & Phelps, LLC was engaged to evaluate the fairness, from a financial point of view, of the proposed transaction to Coast’s stockholders. Factors that were considered in the Committee’s decision to engage Duff & Phelps, LLC included its well-established and highly-regarded transaction opinions practice, the experience of its professionals that would be assigned to the engagement, and the absence of any conflicts of interest.

Mr. Danna with the assistance of Mr. Frydman also negotiated an amendment to Baird’s engagement agreement. The amendment, which was entered into on June 29, 2015, (i) provided for the transaction fee payable to Baird upon closing of a sale of the Company to LKQ would be reduced by the fee paid to Duff & Phelps LLC for its fairness opinion, up to a maximum offset of $400,000, and (ii) extended the expiration date of Baird’s engagement from March 13, 2015 to September 30, 2015, but at the same time deleted a 12-month “tail” provision from the engagement agreement which would have entitled Baird to receive a success fee in the event that the LKQ transaction did not close, but Coast entered into a definitive merger or acquisition agreement with another company and the merger or acquisition was consummated within the 12 months immediately following the September 30, 2015 expiration date.

On June 29, 2015, the Coast Board and the Special Committee held a joint telephonic meeting, in which representatives of Stradling and representatives of Duff & Phelps participated. At this meeting, Ms. Sherry Cefali, Managing Director of Duff & Phelps Transactions Opinions practice, reported that she and her team had met with senior management of Coast, at its offices in Morgan Hill, California, to discuss Coast’s business and prospects, including management’s financial projections. In addition, over the course of its engagement, Duff & Phelps held numerous conference calls with senior management in order to gain a deeper understanding of Coast’s business, historical financial statements and management’s five year forecast. In addition, Duff & Phelps was provided access to the due diligence documents in Coast’s virtual data room. Following her presentation and after answering questions from the members of the Board, Ms. Cefali and the other members of the Duff & Phelps engagement team presented their findings, summarized in a slide deck, to the directors. Ms. Cefali stated that Duff & Phelps was prepared to render an opinion that, as of the date of that opinion, and subject to and based upon the various assumptions and limitations that would be set forth in its written opinion, the $5.50 per share in cash to be received in the Offer and the Merger is fair, from a financial point of view, to Coast’s stockholders. After a discussion regarding Duff & Phelps’ presentation, counsel reviewed the process and timeline to approve the transaction, execute the Merger Agreement and commence the Offer.

On July 7, 2015, representatives of LKQ and its general counsel conducted a due diligence bring down call with management of the Company. Representatives of Stradling and Baird participated in the call.

On July 8, 2015, the Special Committee held a telephonic meeting in which representatives of Stradling participated. The Committee discussed the reasons in favor of, and the risks involved in, selling the Company to LKQ, as well as reasons for and the risks involved in remaining an independent company. The factors considered by the Committee, which included the Duff & Phelps fairness opinion dated July 8, 2105, are described below in “Reasons for the Board’s Recommendation.” After further discussion, by unanimous vote the Committee resolved to recommend to the full Board that it approve the proposed transaction with LKQ and execute the Merger Agreement.

Later that day, the full Board held a telephonic meeting in which representatives of Stradling participated. There was a report on the proceedings of the Special Committee meeting held earlier that morning. The directors then engaged in an extensive discussion regarding the proposed sale of the Company to LKQ, including the factors considered by the Special Committee in reaching its recommendation that the Board approve the transaction. The Board also reviewed the material terms and the conditions of the Merger Agreement and the terms of the Tender and Support Agreement. Stradling’s representatives reviewed SEC rules regarding the nature of and the limitations on the communications that are permitted to be made regarding the Offer and Merger to the Company’s employees, vendors, customers and shareholders after the entry by the Company and LKQ into the Merger Agreement is publicly announced, as well as the expected timeline for the commencement and consummation of the Offer and Merger.

Mr. Frydman also reported that Duff & Phelps had delivered its written fairness opinion that, subject to the assumptions and limitations set forth therein, Duff & Phelps is of the opinion that, as of July 8, 2015, the price of $5.50 per share in cash to be received by Coast’s stockholders in the Offer and Merger is fair, from a financial point of view, to those stockholders. The full text of the fairness opinion, which sets forth, among other things, various assumptions, matters considered and limitations and qualifications that the opinion is subject to and based upon, is attached hereto as Annex I. A discussion of Duff & Phelps’ analyses on which it based its fairness opinion is set forth below under the heading “Opinion of Duff & Phelps, LLC.”

After considering each of the factors described below in “Reasons for the Board’s Recommendation,” the Board of Directors unanimously: (i) determined that it is in the best interests of the Company and our stockholders, and it is therefore advisable, for the Company to enter into the Merger Agreement, (ii) approved the execution and delivery by the Company of the Merger Agreement, and (iii) resolved to recommend that our stockholders accept the Offer and tender their Shares to LKQ pursuant to the Offer.

On July 8, 2015, after the close of the financial markets, the parties executed and delivered the Merger Agreement and the Tender and Support Agreement. The closing price of our stock on July 8th was $3.62 per share.

On July 9, 2015, before the U.S. stock markets opened, LKQ and Coast issued a joint press release announcing the execution of the Merger Agreement and the forthcoming announcement of a tender offer to acquire all of the outstanding shares at a price of $5.50 per share in cash. The press release is filed as Exhibit (a)(5)(A) to this Schedule 14D-9, and is hereby incorporated herein by reference.

Reasons for the Board’s Recommendation

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and reaching a unanimous decision to recommend that our stockholders accept the Offer and tender all of their Company Shares in the Offer, the Board consulted with Coast’s senior management, its financial advisors and Stradling, and considered and analyzed a number of positive and negative factors, which are discussed below. The Board also consulted with Stradling regarding the directors’ fiduciary duties, legal due diligence matters and the terms of the Merger Agreement and the Tender and Support Agreement and related legal questions.

Based on these consultations, considerations and analyses and the factors discussed below, the Board believes that entering into the Merger Agreement with LKQ, Parent and Purchaser and consummating the Offer and Merger will yield the highest value reasonably attainable for the stockholders and is fair to and in the best interests of the Company’s stockholders.

The Board believed the following material factors and benefits supported its unanimous determination and recommendation:

Coast’s Financial Condition, Operating Results and Prospects.  The Board considered Coast’s historical and current financial condition, results of operations and business as well as Coast’s prospects if it were to remain an independent company. The Board discussed Coast’s business and financial plans, including the risks and uncertainties associated with achieving and executing upon Coast’s business and financial plans in the short- and long-term, the impact of general and market-specific trends and the general economy on Coast’s sales and operating results.

The Board also considered risks that Coast would face if it were to remain an independent company, which included the following potential risks identified by the Board:

•	the fact that the RV industry is continuing to undergo significant changes, largely as a consequence of the adverse impact that the recent recession has had on the industry and increased competition in the retail sector from mass merchandisers and larger online retailers, coupled with a concern that Coast could become a niche player in the industry due to a lack of capital and cash resources needed to take advantages of these changes;

•	the risk that, if sought, Coast would be unable to raise the additional capital needed to fund growth and expansion, without, at the same time, significantly diluting Coast’s existing stockholders;

•	the difficulty of achieving sustained and predictable earnings due, in large measure, to the highly cyclical nature of Coast’s business, as its sales and operating results are particularly subject to changes in economic, weather and other conditions, including changes in consumer confidence, over which Coast has no control;

•	Coast’s dependence on bank borrowings to fund its operations, which can make Coast more vulnerable to economic downturns and increase its dependence on borrowings to meet its cash needs and the risk that, if needed, additional borrowings might not be obtainable by Coast on favorable terms, if at all;

•	Coast’s financial plan, including the execution risks and uncertainties, and the potential impact on the trading price of the Company Shares (which is not feasible to quantify in a definitive manner), if Coast were to execute or fail to execute upon its financial plan;

•	The seasonality of Coast’s business, typically characterized by significant declines in sales and the incurrence of operating losses in winter and the difficulties faced by Coast in attempting to diversify its products offerings beyond the RV market to mitigate the impact of winter weather conditions on Coast’s operating results;

•	general risks and market conditions that could reduce the market price of the Company’s shares;

•	the lack of a liquid market for the Company’s Shares, as a result of which Coast is unable to attract analyst coverage or institutional investor support and its stockholders are not readily able to sell their Company Shares; and

•	the inability of the Company to pay cash dividends.

The Board also discussed the benefits to Coast’s stockholders of an acquisition of their Shares for all cash consideration at a significant premium to the market price without being subject to the risks referred to above.

Premium to Market Price.  The Board considered the relationship of the Offer Price to the current and historical market prices of the Company Shares. The Offer Price to be paid in cash for each Company Share would provide stockholders of Coast with the opportunity to receive a significant premium over the current and historical market prices of the Company Shares. The Board reviewed historical market prices, volatility and trading information with respect to the Company Shares, including the fact that the Offer Price represents:

•	a premium of approximately 73.0% over the closing price per share of the Company Shares on the NYSE MKT on April 24, 2014, the date of LKQ’s letter in which it initially expressed its interest in acquiring Coast;

•	a premium of approximately 65.2% over the average closing price per share over the 52 weeks preceding July 8, 2015, the day of the meeting at which our Board approved the Merger Agreement and resolved to recommend that Coast’s stockholders tender their shares pursuant to the Offer;

•	a premium of approximately 44.7% over the highest closing price per share of the Company Shares on the NYSE MKT during the 52 weeks preceding July 8, 2015; and

•	a premium of approximately 51.9% over the closing price per share of the Company Shares on the NYSE MKT on July 8, 2015, the last trading day prior to the first public announcement of the Offer.

Certainty of Value.  Our Board considered (i) the fact that the consideration to be received by the stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to the stockholders, as compared to stock or other forms of consideration, and (ii) the fact that LKQ’s proposal was not contingent on it having to obtain any outside financing. The Board believed this certainty of value was compelling compared to the long-term value creation potential of Coast’s business taking into account the risks of remaining independent and pursing Coast’s current business and financial plans. The Board also considered the business reputation of LKQ and its management and the substantial financial resources of LKQ and, by extension, Purchaser, which the Board believed supported the conclusion that a transaction with LKQ, Parent and Purchaser could be completed relatively quickly and in an orderly manner.

Solicitation of Indications of Interest from Other Potential Purchasers.  Our Board considered the fact that, prior to entering into the Merger Agreement, the Special Committee, with the assistance of management and Baird, identified 26 companies believed to have the financial ability and potentially to have an interest in a business combination with Coast. On behalf of the Special Committee, Baird conducted a “market check,” by contacting those 26 companies and providing them with a brief description of Coast’s business, in order to determine their interest in a possible business combination with or acquisition of Coast. Of the 26 companies, 13 requested additional information regarding Coast; but only one company, in addition to LKQ, submitted an indication of an interest in acquiring Coast. However, the per share price that company was willing to pay to acquire Coast was 36% below the $5.00 per share price proposed by LKQ in December 2014, its proposed purchase was expressly made contingent on its being able to obtain bank or other third-party financing and required that it be indemnified against possible post-closing liabilities (ostensibly, we believe, by holding back a portion of the cash purchase price until any such liabilities were resolved). It was the view of the Special Committee that this proposal was not only inferior in amount to LKQ’s proposal, but also that it had a higher risk of non-completion, as LKQ’s proposed purchase was not conditioned on obtaining outside financing, and it did not require post-closing indemnification.

Consideration of the Strategic Alternative of Remaining Independent.  The other strategic alternative available to Coast that was considered by the Board for enhancing stockholder value was for Coast to remain a stand-alone and independent company and, therefore, to reject LKQ’s acquisition proposal. The Board considered the following factors in evaluating this alternative;

•	a strengthening of the economy, evidenced by, among other things, decreases in unemployment and increases in consumer confidence;

•	recent increases in Coast’s sales;

•	the potential for Coast to achieve further increases in sales and, therefore, in its market share, on a continuing basis;

•	the financial forecast prepared for the Board by management and the assumptions underlying that forecast; and

•	the risks of remaining independent described in the subsection entitled “Coast’s Financial Condition, Operating Results and Prospects” above.

The Board also considered the valuation analyses performed by Duff & Phelps in connection with the preparation of its fairness opinion, which are discussed under the caption “Opinion of Duff & Phelps, LLC – Valuation Analysis” below. Those analyses indicated a valuation for the Company ranging from a low of $3.53 per share to a high of $4.67 per share, as compared to the $5.50 per share in cash to be received in the LKQ Offer and Merger.

Based on its consideration of all of these factors, the Coast Board unanimously concluded that, as of the date of the Merger Agreement, the value offered to holders of Company Shares in the Offer and the Merger was more favorable to holders of Company Shares than the potential value to them of Coast remaining an independent public company.

Ability to Consider Competing Acquisition Proposals.  The Board also took into account the fact that the negotiations with LKQ of the Merger Agreement resulted in the inclusion of provisions in that Agreement which our Board believed would not likely deter competing acquisition proposals from being made after the LKQ transaction was first publicly announced, including, as described in further detail below, the size of the termination fee and the ability of Coast to terminate the Merger Agreement in the event it received a Superior Proposal and to enter into an agreement to effectuate the acquisition or other business combination transaction contemplated therein.

Full and Fair Value.  The Board believed that the Offer Price of $5.50 per Company Share represents full and fair value for the Company Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of Coast, the forecasted financial results for 2015 and future years, and the relative certainty of the cash consideration to be received by the Company stockholders pursuant to the Offer as compared to forecasted financial results.

Negotiations with LKQ and Terms of the Merger Agreement.  The Board considered the fact that the Merger Agreement was negotiated at arm’s-length between Coast and LKQ. The Board believed that the Offer Price of $5.50 per Company Share represented the highest value reasonably obtainable for the Company Shares, based on (i) the results of its market check, and (ii) the progress and outcome of its negotiations with LKQ, resulting in an increase in the price per Company Share offered by LKQ, as well as a number of changes in the terms and conditions of the Merger Agreement which made them more favorable to the Company than the version initially proposed by LKQ. The Board also believed, based on these negotiations and discussions, that the Offer Price was the highest price per Company Share that LKQ was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which LKQ was willing to agree.

In particular, the Board considered the provisions of the Merger Agreement, including without limitation:

(a) Cash Tender Offer.  The Offer and the Merger provide for a cash tender offer for all Company Shares to be followed by the Merger for the same consideration, thereby enabling stockholders to promptly obtain the benefits of the transaction in exchange for their Company Shares.

(b) Ability to Respond to Certain Unsolicited Acquisition Proposals.  The Merger Agreement permits the Board, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with any third party that has made an unsolicited and written acquisition proposal if the Board reasonably determines in good faith that the failure to take such actions would reasonably be expected to be inconsistent with its fiduciary duties.

(c) The Company Board’s Right to Change its Favorable Recommendation of the LKQ Offer.  If the Board receives an unsolicited proposal for an acquisition of Coast from a third party (an “Acquisition Proposal”) and the Board, in its good faith judgment, determines that the Acquisition Proposal constitutes a “Superior Proposal” (as defined below), the Board will have the right, under the terms of the Merger Agreement, but subject to notice and certain other requirements, to withdraw or change, in a manner adverse to LKQ, its recommendation to our stockholders that they tender their shares in the Offer. For an Acquisition Proposal to constitute a Superior Proposal, the Company Board, in its good faith judgment (and after consulting its financial and legal advisors), must determine that: (i) if consummated, the Acquisition Proposal would be more favorable to the Company’s stockholders, from a financial point of view, than the LKQ Offer, (ii) the Acquisition Proposal is reasonably likely to be consummated in accordance with its terms, and (iii) a failure by the Company Board to withdraw or change its recommendation with respect to the LKQ Offer would reasonably be expected to be inconsistent with the Board’s fiduciary duties. However, before changing its recommendation, the Company Board must provide notice of that potential change, and provide information about the Superior Proposal, to LKQ and the Company Board must consider in good faith any revisions made by LKQ to the terms of the Offer; and, if LKQ modifies those terms, then the Board may not change its recommendation unless it again finds that its failure to do so would reasonably be expected to be inconsistent with its fiduciary duties.

(d) Company Board’s Right to Terminate the Merger Agreement to Accept a Superior Proposal.  The Board also has the right to terminate the Merger Agreement in order to accept a Superior Proposal if (i) the Company has complied with requirements set forth in the previous paragraph and (ii) prior to such termination, the Company pays LKQ a termination or “breakup” fee of $1.0 million, which the Board believed was less than termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Board entered into a definitive agreement for the consummation of the Superior Proposal.

(e) Conditions to Consummation of the Offer and Merger; Likelihood of Closing.  The fact that the obligation of LKQ to consummate the Offer and to complete the Merger are subject to limited conditions and the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

(f) Extension of Offer Period.  The fact that that LKQ must extend the Offer for successive extension periods of up to 10 business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived), and must extend the Offer once (and for further extension periods, in its sole and absolute discretion) for an extension period of up to 10 business days if all conditions to the Offer other than the minimum condition have been met.

(g) No Financing Condition.  The representations of LKQ, Parent and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid pursuant to the Merger Agreement, and the fact that the Offer and the Merger are not subject to any financing condition.

Speed and Likelihood of Completion.  The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result that the Company stockholders will receive the Offer Price in cash in a relatively short time frame, followed by the Merger in which stockholders who failed to tender their Shares in the Offer (and did not exercise statutory appraisal rights) will receive the same cash consideration received by those stockholders who tendered their Company Shares in the Offer. The Board considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Business Reputation of LKQ and Parent.  The Board considered LKQ’s business reputation, management and financial resources and a successful track record of completing business acquisitions. The Board believed that these factors supported the conclusion that a transaction with LKQ could be completed relatively quickly and in an orderly manner.

Opinion of Duff & Phelps.  The Board considered the opinion of Duff & Phelps rendered orally to the Board on June 29, 2015 and confirmed in writing as of July 8, 2015, to the effect that, as of July 8, 2015 and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review conducted by Duff & Phelps in preparing its opinion, the consideration of $5.50 per Company Share to be paid in cash to the Company stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to the Company stockholders, as more fully described below under the caption “Opinion of Duff & Phelps, LLC.”

Appraisal Rights.  The Board considered the fact that the stockholders that do not tender their Company Shares in the Offer will have the right to exercise their appraisal rights under Delaware law (subject to their compliance with applicable requirements thereunder).

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

No Stockholder Participation in Future Growth or Earnings.  The Merger Agreement provides for the Company Shares to be exchanged solely for cash in the Offer and the Merger. As a result, the Company stockholders will not have the opportunity to participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company. Our Board of Directors concluded that providing the stockholders the opportunity to sell their Company Shares at a substantial premium to market prices pursuant to the Offer was preferable to the Company remaining independent, as the potential for an increase in the trading prices of the Company Shares to $5.50 per share and an increase in the liquidity of the Company’s shares was speculative and uncertain, for the reasons discussed above.

Risk Associated with Failure to Complete the Offer and Consummate the Merger.  The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with customers, business partners and employees may be adversely affected, and (iv) the trading price of the Company Shares and the market’s perceptions of the Company’s prospects could be adversely affected.

Interim Restrictions on Business Pending the Completion of the Offer and the Merger.  Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of LKQ, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

No Solicitation and Termination Fee.  The Merger Agreement precludes the Company from soliciting alternative acquisition proposals, and requires the Company to pay LKQ a termination fee of $1.0 million in certain circumstances as described above, including if Coast were to terminate the Merger Agreement to accept a Superior Proposal or if LKQ terminates the Merger Agreement due to a change by the Board in its recommendation with respect to the Offer or the Merger that is adverse to LKQ. The $1.0 million termination fee represents approximately 3.5% of Coast’s equity value and approximately 2.2% of its enterprise value. The Board considered that these provisions in the Merger Agreement could potentially have the effect of deterring third parties that might be interested in exploring an acquisition of Coast, but was of the view that the payment of the termination fee was reasonable and would not likely deter competing bids. The Board was also apprised by its legal and financial advisors of the customary nature and typical ranges of termination fees in similar transactions and of the fact that the termination fee payable under the Merger Agreement was on the lower end of the range of termination fees payable in similar circumstances and in transactions similar to those contemplated by the Merger Agreement.

Effects of Transaction Announcement.  The effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, suppliers, customers, operating results and stock price, and the Company’s ability to attract and retain key management, sales and marketing personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

Potential Conflicts of Interest.  The fact that certain of the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders, as described above in Item 3 of this Schedule 14D-9 under the heading “Arrangements with Executive Officers and Directors of Coast.”

Tender and Support Agreement.  The Board considered the fact that Parent, as a condition to entering into the Merger Agreement, required certain of Coast’s stockholders, including its directors and executive officers, who owned approximately 18.2% of the outstanding Company Shares as of July 8, 2015, to enter into the Tender and Support Agreement, pursuant to which such stockholders have agreed to, among other things, tender their Company Shares to Purchaser pursuant to the Offer and, if necessary, vote such Company Shares against any alternative acquisition proposal. The Board further considered that the Tender and Support Agreement and the obligations it imposed on the stockholders who are parties thereto would terminate in the event the Merger Agreement was terminated. The Board also considered whether the terms of Tender and Support Agreement could limit the Board’s ability to consider, recommend or accept a competing bid and create a barrier to potential competing offers, and it concluded that such terms did not limit such ability of the Board, because the Tender and Support Agreement terminates upon termination of the Merger Agreement, including a termination arising in connection with Coast’s acceptance of a Superior Proposal.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety and complexity of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To Coast’s knowledge after reasonable inquiry, each of Coast’s executive officers, directors and affiliates currently intend to tender all Company Shares held of record or beneficially by them pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Opinion of Duff & Phelps, LLC

Pursuant to an engagement letter dated June 11, 2015, the Board of Directors and the Independent Special Committee of the Board of Directors retained Duff & Phelps, LLC to act as its independent financial advisor to provide an opinion in connection with the proposed transaction. The Board of Directors and the Independent Special Committee of the Board of Directors retained Duff & Phelps based on Duff & Phelps’ qualifications, reputation, experience in the valuation of businesses and their securities, and its experience in valuing companies in the auto parts distribution industry. Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions and valuation advice in connection with mergers and acquisitions, leveraged buyouts and recapitalization transactions.

On June 29, 2015, Duff & Phelps delivered a written presentation and its oral opinion, which was subsequently confirmed in writing, to the Board of Directors that, on July 8, 2015, and based upon and subject to the assumptions, limitations and qualifications contained in its opinion, the $5.50 per share to be received by public stockholders of the Company pursuant to the Merger Agreement was fair from a financial point of view to the stockholders of the common stock of the Company (without giving effect to any impact of the Transaction on any particular stockholder other than in its capacity as a stockholder). Duff & Phelps has provided its written consent to the reproduction of Duff & Phelps’ opinion in this Solicitation/Recommendation Statement.

Throughout this discussion, the term “Transaction” refers to the Offer and the Merger.

The full text of Duff & Phelps’ written opinion, dated July 8, 2015, which sets forth, among other things, certain assumptions made, certain matters considered, and certain limitations on the review undertaken in connection with the opinion, is attached as Annex I and is incorporated herein by reference. The opinion expressed by Duff & Phelps was provided for the information and assistance of the Board of Directors in connection with its consideration of the Offer, and such opinion does not constitute a recommendation as to any action that any stockholder of Coast should take in connection with the Offer and is not a recommendation as to whether or not any stockholder should tender their shares in connection with the Offer or how any stockholder otherwise should act in connection with the Offer. We urge you to read the opinion carefully and in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review undertaken in arriving at that opinion.

Duff & Phelps’ written opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any term of the Merger Agreement other than the Consideration to be received by the stockholders; (iii) does not address the process through which the Company has chosen to consider the Transaction versus any alternative transaction; (iv) does not address any transaction related to the Transaction (other than the Offer and the Merger); (v) is not a recommendation as to how the Board of Directors, the Special Committee or any stockholder should vote or act with respect to any matters relating to the Transaction, or whether to proceed with the Transaction or any related transaction, and (vi) does not indicate that the Consideration to be received by the stockholders of the Company, pursuant to the Merger Agreement, is the best possibly attainable under any circumstances; instead, it merely states whether such consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which Duff & Phelps’ opinion is based.

Duff & Phelps’ opinion was only one of many factors taken into consideration by the Board of Directors in making its determination with respect to the Transaction. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw the opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion.

The information set forth below summarizes the material financial and comparative analyses performed by Duff & Phelps, but does not purport to be a complete description of the financial analyses performed by Duff & Phelps or the data considered by it in connection with its opinion. The preparation of a financial opinion involves various subjective determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to particular circumstances. In arriving at its opinion, Duff & Phelps utilized a number of analytical methodologies. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the strengths and weaknesses of any particular technique. While the conclusions reached in connection with each analysis were considered carefully by Duff & Phelps in arriving at its opinion, Duff & Phelps did not consider it practicable to, nor did it attempt to, assign relative weights to the individual analyses and specific factors considered in reaching its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on application of Duff & Phelps’ own experience and judgment. No one method of analysis should be regarded as critical to the overall conclusion. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole, and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying its opinion.

In connection with its opinion, Duff & Phelps has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

1.        Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2014 and the Company’s unaudited interim financial statements for the quarter ended March 31, 2015 from Coast’s report on Form 10-Q for that period;

b.	Unaudited financial information for the Company for fiscal years ended December 31, 2010 through 2014 and the four months ended April 30, 2014 and April 30, 2015, respectively;

c.	Detailed financial projections prepared by management of the Company for the fiscal years ending December 31, 2015 through 2019 (“Management Projections”);

d.	Other internal documents relating to the history, current operations and probable future outlook of the Company provided to Duff & Phelps by management of the Company;

e.	Documents related to the proposed Transaction, including the draft dated July 1, 2015, of the Agreement and Plan of Merger by and among LKQ, LKQ’s acquisition subsidiary and the Company (the “Merger Agreement”); and

f.	Various presentations and reports prepared by Robert W. Baird in connection with the proposed Transaction and the process they conducted, as the Company’s financial advisor.

2.        Discussed the information referred to above and the background and other elements of the proposed Transaction with the management of the Company;

3.        Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.        Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.        Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

No limits were placed on Duff & Phelps by Coast in terms of the information to which it had access or the matters it could consider.

In performing its analyses and rendering the fairness opinion with respect to the proposed Transaction, Duff & Phelps, with the Company’s consent:

1.        Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.        Relied upon the fact that the Board of Directors, the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the proposed Transaction, including whether all procedures required by law to be taken in connection with the proposed Transaction have been duly, validly and timely taken;

3.        Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.        Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the proposed Transaction;

5.        Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.        Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.        Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent unaudited financial statements and other information made available to Duff & Phelps;

8.        Assumed that all of the conditions required to implement the proposed Transaction will be satisfied and that the proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.        Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed Transaction will be obtained without any adverse effect on the Company.

In Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction. To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon.

Duff & Phelps prepared its opinion effective as of July 8, 2015. Duff & Phelps’ opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of that date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after July 8, 2015. In the event of any such change prior to the completion of the Transaction, Duff & Phelps reserves the right to change, modify or withdraw its opinion.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the Consideration to be received by the public stockholders of the Company in the Transaction, or with respect to the fairness of any such compensation.

Although these paragraphs include some information in tabular format, those tables are not intended to stand alone and must be read together with the full text of each summary and the limitations and qualifications in the opinion.

Valuation Analysis

Among other matters considered, Duff & Phelps’ analysis included a valuation analysis of Coast using generally accepted valuation methodologies.

Duff & Phelps performed a discounted cash flow analysis and market approach using Coast Distribution’s budget and projections for fiscal years 2015 through 2019. Adjusted EBITDA used throughout the analysis included (i) addbacks for estimated public company costs, and (ii) adjustments for non-recurring expenses as provided by management. The table below summarizes the Company’s historical financial performance.

 Historical Financial Performance

 ($ in millions)

	FY 2004A	FY 2005A		FY 2006A		FY 2007A		FY 2008A		FY 2009A		FY 2010A	FY 2011A		FY 2012A		FY 2013A		FY 2014A		LTM (1)

Net Sales	$171.8	$176.3		$179.1		$164.3		$132.2		$103.2		$108.6	$108.2		$113.5		$113.9		$118.8		$124.6
Growth	9.8%	2.6%		1.6%		(8.3%	)	(19.5%	)	(21.9%	)	5.2%	(0.4%	)	4.9%		0.4%		4.3%		9.7%

Gross Profit (2)	$33.0	$32.6		$33.6		$30.7		$24.6		$19.4		$19.6	$18.0		$17.3		$20.1		$21.1		$22.2
Margin %	19.2%	18.5%		18.8%		18.7%		18.6%		18.8%		18.0%	16.6%		15.3%		17.7%		17.8%		17.8%

Operating Income	$8.5	$7.7		$6.4		$2.7		($1.9)		$0.9		$1.3	($0.6)		($2.1)		$0.1		$0.1		$0.8
Margin %	4.9%	4.4%		3.6%		1.6%		(1.4%	)	0.9%		1.2%	(0.5%	)	(1.9%	)	0.1%		0.1%		0.7%

EBITDA	$9.5	$8.5		$7.2		$3.6		($1.0)		$1.7		$2.0	$0.2		($1.4)		$0.7		$0.8		$1.6
Margin %	5.5%	4.8%		4.0%		2.2%		(0.8%	)	1.6%		1.9%	0.2%		(1.2%	)	0.6%		0.7%		1.2%
Growth	53.2%	(10.5%	)	(15.3%	)	(50.0%	)	NM		NM		18.3%	(88.3%	)	NM		NM		18.8%		130.6%
Non-Recurring Expenses (3)	$0.0	$0.0		$0.1		$0.0		$0.0		$0.0		$0.0	$0.0		$0.0		$0.0		$0.7		$0.8
Public Company Costs	$0.3	$0.3		$0.3		$0.3		$0.6		$0.6		$0.6	$0.6		$0.6		$0.6		$0.6		$0.6

Adjusted EBITDA (3)	$9.8	$8.8		$7.6		$3.9		($0.4)		$2.3		$2.6	$0.8		($0.8)		$1.3		$2.1		$3.0
Margin %	5.7%	5.0%		4.3%		2.4%		(0.3%	)	2.2%		2.4%	0.8%		(0.7%	)	1.1%		1.8%		2.4%
Growth	44.1%	(10.2%	)	(13.3%	)	(48.9%	)	NM		NM		13.5%	(68.0%	)	NM		NM		62.8%		132.5%

Net Income	$4.4	$2.8		$3.0		$0.2		($1.8)		$0.1		$0.2	($0.9)		($2.0)		($0.6)		($0.5)		$0.1
Margin %	2.6%	1.6%		1.7%		0.1%		(1.4%	)	0.1%		0.1%	(0.8%	)	(1.8%	)	(0.5%	)	(0.4%	)	0.1%

(1)	Latest twelve months ended April 30, 2015
(2)	Gross Profit is after deducting Shipping and Warehouse expenses
(3)	Adjustments for non-recurring expenses include SFAS adoption expenses (2006), excess legal costs (2014 and 2015), severance related expenses (2014) and transaction related expenses (2015)

The table below summarizes the financial projections prepared by Coast Distribution management.

Projected Financial Performance
($ in millions)
	Management Projections
	FY 2015P	FY 2016P	FY 2017P	FY 2018P	FY 2019P

Net Sales	$140.6	$164.7	$176.9	$188.8	$200.0
Growth	18.4%	17.1%	7.4%	6.7%	5.9%

Gross Profit (1)	$25.7	$31.4	$34.1	$36.7	$39.0
Margin %	18.3%	19.1%	19.3%	19.5%	19.5%

Operating Income	$3.2	$7.8	$9.1	$10.2	$10.9
Margin %	2.3%	4.7%	5.1%	5.4%	5.5%

EBITDA	$3.7	$8.2	$9.6	$10.6	$11.4
Margin %	2.6%	5.0%	5.4%	5.6%	5.7%
Growth	345.8%	122.9%	16.3%	10.9%	7.9%
Non-Recurring Expenses (2)	$0.5	$0.0	$0.0	$0.0	$0.0
Public Company Costs	$0.6	$0.6	$0.6	$0.6	$0.6

Adjusted EBITDA (2)	$4.8	$8.8	$10.2	$11.2	$12.0
Margin %	3.4%	5.4%	5.7%	5.9%	6.0%
Growth	129.1%	82.4%	15.2%	10.3%	7.5%

Net Income	$1.6	$4.5	$5.3	$6.0	$6.4
Margin %	1.2%	2.7%	3.0%	3.2%	3.2%

(1)	Gross Profit is after deducting Shipping and Warehouse expenses
(2)	Adjustments for non-recurring expenses include excess legal costs (2015) and transaction related expenses (2015)

Discounted Cash Flow Analysis.  Duff & Phelps performed a discounted cash flow (“DCF”) analysis using Coast’s financial projections for fiscal years 2015 through 2019 to derive indications of total enterprise value. A discounted cash flow analysis is designed to provide insight into the intrinsic value of a business based on its projected earnings and capital requirements as well as the net present value of projected free cash flows.

In its analysis shown on the chart below, Duff & Phelps calculated the projected debt-free free cash flows for the fiscal years 2015 through 2019. This was determined by subtracting from adjusted EBITDA depreciation expense, non-recurring expenses that had been previously added back to adjusted EBITDA, and estimated taxes. This resulted in net operating profit after taxes. Duff & Phelps then calculated adjusted debt-free cash flows by adding back depreciation expense and subtracting capital expenditures and changes in working capital. All of the assumptions and estimates used to determine the Company’s debt-free cash flows were provided by Coast management.

Duff & Phelps calculated a terminal value for Coast by capitalizing the expected normalized cash flows after fiscal 2019 based on long-term annual growth estimated at 3.0% based on discussions with Company management.

Duff & Phelps then discounted the sum of the projected debt-free cash flows for fiscal year 2015 through 2019 and the terminal value for Coast by the weighted average cost of capital ranging from 14.5% to 16.5%. Fiscal 2015 cash flows were adjusted to include only the stub period from May 1, 2015 through December 31, 2015.

Coast’s weighted average cost of capital was based on the Capital Asset Pricing Model using information derived from the companies in the selected public company analysis and Coast’s current capital structure. The weighted average cost of capital reflected the relative risk associated with the projected cash flows, Coast’s current capital structure, as well as the rates of return that security holders could expect to realize on alternative investment opportunities.

The discounted cash flow analysis resulted in an estimated total enterprise value ranging from $34.3 million to $41.6 million. Subtracting the value of Coast’s outstanding debt balance, net of cash, as of April 30, 2015 of $23.0 million, and adding (i) the value of the Company’s estimated working capital surplus of

$6.4 million and (ii) proceeds from options to be exercised of $0.1 million, resulted in an estimated total equity value range of $17.8 million to $25.1 million or $3.40 to $4.78 per share.

 Discounted Cash Flow Analysis

 ($ and number of shares in millions, except per share)

		Management Projections					Normalized FY 2019P
	FY 2014A	FY 2015P	FY 2016P	FY 2017P	FY 2018P	FY 2019P

Total Net Sales	$118.8	$140.6	$164.7	$176.9	$188.8	$200.0	$200.0
Growth	4.3%	18.4%	17.1%	7.4%	6.7%	5.9%

Adjusted EBITDA	$2.1	$4.8	$8.8	$10.2	$11.2	$12.0	$12.0
Margin	1.8%	3.4%	5.4%	5.7%	5.9%	6.0%	6.0%
Growth	62.8%	129.1%	82.4%	15.2%	10.3%	7.5%

		Stub Period 5/15 - 12/15
Adjusted EBITDA		$4.5	$8.8	$10.2	$11.2	$12.0	$12.0
Depreciation		(0.3)	(0.4)	(0.5)	(0.4)	(0.5)	(0.4)
Non-Recurring Expenses		(0.4)	–	–	–	–	–

EBIT		$3.8	$8.4	$9.7	$10.8	$11.5	$11.7
Pro Forma Taxes		(1.4)	(3.0)	(3.5)	(3.9)	(4.2)	(4.2)

Net Operating Profit After Taxes		2.4	5.4	6.2	6.9	7.4	7.5

Depreciation		0.3	0.4	0.5	0.4	0.5	0.4
Capital Expenditures		(0.3)	(0.5)	(0.4)	(0.4)	(0.4)	(0.4)
(Increase) / Decrease in Working Capital		(3.7)	(4.1)	(1.2)	(2.9)	(2.8)	(1.4)

Debt Free Cash Flow		(1.3)	$1.2	$5.1	$4.0	$4.7	$6.0

Enterprise Value Range		Low	Mid	High
Terminal Growth Rate		3.00%	3.00%	3.00%
Discount Rate - Debt Free Cash Flow		16.50%	15.50%	14.50%
Enterprise Value Range		$34.3	$37.7	$41.6

Less: Debt Outstanding		(23.0)	(23.0)	(23.0)
Plus: Working Capital Surplus		6.4	6.4	6.4
Plus: Option Proceeds		0.1	0.1	0.1

Equity Value		$17.8	$21.1	$25.1
Total Shares Outstanding		5.229	5.237	5.243
Equity Value per Share		$3.40	$4.04	$4.78

The DCF analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the DCF analysis, should not be taken in isolation to be Duff & Phelps’s view of the valuation for Coast Distribution. Accordingly, the valuation range derived from the DCF analysis is not necessarily indicative of Coast’s present or future value.

Market Approach.  Duff & Phelps also used a market approach, which consisted of applying valuation multiples to 2015 projected EBIT and EBITDA for Coast, using multiples based on valuation metrics derived from an analysis of selected public companies. Duff & Phelps focused on projected 2015 results rather than historical results due to the fact that the Company has experienced significant growth and improved profitability in 2015 relative to the years following the recession that began in late 2007.

Selected Public Company Analysis.  Duff & Phelps selected 11 publicly traded companies divided into 2 tiers that operate in the auto part manufacturing and distribution industries. Tier 1 consists of 5 distributors of auto parts and equipment with an emphasis on essential, non-discretionary products: (i) Dorman Products, Inc.; (ii) Federal-Mogul Holdings Corporation; (iii) Genuine Parts Company; (iv) LKQ Corp.; (v) Uni-Select Inc. Tier 2 is comprised of 6 manufacturers of auto parts and equipment and focuses on companies that are involved, directly or indirectly, in the recreational vehicle market: (i) Drew Industries Incorporated; (ii) Ocean Bio-Chem

Inc.; (iii) Patrick Industries Inc.; (iv) Spartan Motors Inc.; (v) Thor Industries; and (vi) TriMas Corporation. No company considered in this analysis is identical to Coast Distribution. The selected public company analysis involves complex and subjective considerations and judgments. Mathematical analysis alone, such as determining the mean or median, is not in itself a meaningful method of using selected public company data.

In selecting multiples, Duff & Phelps reviewed the selected public companies taken as a group. When selecting appropriate multiples to apply to the financial performance of Coast, Duff & Phelps used a qualitative and quantitative assessment of Coast relative to the selected public companies based on historical financial performance, expected future performance, financial strength, size, the competitive nature of the industry, and markets served, among other factors. Duff & Phelps noted that Coast is significantly smaller in size relative to the selected public companies, with generally weaker profitability, higher leverage, but stronger growth prospects, as illustrated in the tables below.

LTM Revenue ($ in millions)

2015P Revenue Growth

LTM Adjusted EBITDA Margin

LTM Adjusted EBIT Margin

Based on publicly reported financial and operating data, Duff & Phelps analyzed certain valuation metrics for the selected publicly traded companies, which are summarized below:

 Selected Public Company Analysis

 ($ in millions, except per share data)

COMPANY INFORMATION	MARKET DATA			ENTERPRISE VALUE AS MULTIPLE OF
Company Name	Stock Price	% of 52- Wk High	Enterprise Value	LTM EBIT		2015 EBIT		LTM EBITDA		2015 EBITDA		2016 EBITDA		LTM Revenues		2015 Revenues		2016 Revenues
Distributors
Dorman Products	$49.61	96.6%	$1,705	12.4	x	11.4	x	11.3	x	10.5	x	8.8	x	2.25	x	2.10	x	1.88	x
Federal-Mogul	11.96	57.4	4,646	20.0	x	15.8	x	8.2		7.7		6.4		0.63		0.59		0.56
Genuine Parts Company	92.27	85.2	14,738	13.0	x	12.5	x	11.5		10.8		10.1		0.95		0.93		0.89
LKQ	30.03	100.0	10,813	15.9	x	14.8	x	13.4		12.6		11.2		1.57		1.48		1.36
Uni-Select	37.74	100.0	1,049	14.4	x	14.3	x	11.6		12.0		12.3		0.59		0.77		0.93

Manufacturers
Drew Industries	$58.36	90.3%	$1,411	13.6	x	11.6	x	10.2	x	8.7	x	7.7	x	1.11	x	1.00	x	0.91	x
Ocean Bio-Chem	3.72	66.9	32	12.0		NA		9.0		NA		NA		0.94		NA		NA
Patrick Industries	37.40	87.7	723	13.1		11.2		10.8		9.0		7.8		0.92		0.80		0.73
Spartan Motors	4.94	86.8	158	NM		NM		17.0		14.9		9.7		0.31		0.29		0.28
Thor Industries	58.28	90.5	2,794	9.9		9.5		9.0		8.7		7.4		0.70		0.68		0.62
TriMas Corporation	30.83	79.3	2,031	14.2		12.5		10.1		9.1		8.3		1.35		1.33		1.28
Mean				13.9	x	12.6	x	11.1	x	10.4	x	9.0	x	1.03	x	1.00	x	0.94	x
Median				13.4	x	12.5	x	10.8	x	9.8	x	8.5	x	0.94	x	0.86	x	0.90	x

Coast Distribution System (1)	$3.73	98.2%	$36.0	15.9	x	8.3	x	12.0	x	7.4	x	4.1	x	0.29	x	0.26	x	0.22	x

(1)	Forward-looking multiples are implied based on management’s projections

Application of Selected Multiples.  Based on the risk analysis described above, Duff & Phelps selected multiples at a 20% - 30% discount to the median multiples exhibited by the selected public companies due to Coast’s smaller size, weaker profitability, higher leverage and lower historical growth rates. The range of multiples selected to apply to Coast projected adjusted 2015 EBIT was 8.5x to 9.5x, and the range of multiples selected to apply to the projected adjusted 2015 EBITDA was 7.0x to 8.0x.

Duff & Phelps applied the selected range of adjusted EBIT multiples of 8.5x to 9.5x to the Company’s projected fiscal 2015 adjusted EBIT of $4.3 million. This resulted in an indication of enterprise value for Coast ranging from $36.8 million to $41.2 million. Applying the selected range of adjusted EBITDA multiples of 7.0x to 8.0x to the Company’s projected fiscal 2015 adjusted EBITDA of $4.8 million resulted in enterprise valuation indications of $33.8 million to $38.7 million.

The concluded market analysis resulted in an estimated total enterprise value ranging from $35.3 million to $39.9 million. Subtracting the value of Coast’s outstanding debt balance, net of cash, as of April 30, 2015 of $23.0 million, and adding (i) the estimated value of working capital surplus of $6.4 million and (ii) proceeds from options to be exercised of $0.1 million, resulted in an estimated total equity value range of $18.8 million to $23.4 million or $3.59 to $4.47 per share.

 Market Approach

 ($ and number of shares in millions, except per share values)

Enterprise Valuation Multiples			Valuation Summary

Metric	Public Company Range	Public Company Median	Selected Multiple Range	Company Performance	Enterprise Value Range

EV / 2015 Proj. Adj.EBIT	9.5x - 15.8x	12.5x	8.5x - 9.5x	$4.3	$36.8	-	$41.2
EV / 2015 Proj. Adj.EBITDA	7.7x - 14.9x	9.8x	7.0x - 8.0x	$4.8	$33.8	-	$38.7

			Enterprise Value Range		$35.3	-	$39.9
			Less: Debt		($23.0)	-	($23.0)
			Plus: Working Capital Surplus		6.4	-	6.4
			Plus: Option Proceeds		0.1	-	0.1

			Equity Value Range		$18.8	-	$23.4
			Total Shares Outstanding (1)		5.231	-	5.243
			Equity Value Per Share		$3.59	-	$4.47

(1)	Balance as of April 30, 2015, including in-the-money options and restricted shares

The market analysis, like each other analytical technique used by Duff & Phelps, has inherent strengths and weaknesses. The range of valuation indications resulting from any particular technique, including the market analysis, should not be taken in isolation to be Duff & Phelps’ view of the valuation for Coast Accordingly, the valuation range derived from the market analysis is not necessarily indicative of Coast Distribution’s present or future value or results.

Selected Transactions Analysis.  Duff & Phelps identified 14 relevant auto part distribution industry transactions announced since June 30, 2012 for which adequate information was available to derive trailing valuation multiples. No transaction utilized in this precedent transactions analysis was identical to the Transaction, including timing or size, nor was any target company identical to Coast. An analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning Coast’s financial and operating characteristics and other factors that would affect the acquisition value of companies to which Coast is being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transaction data.

Duff & Phelps noted that it did not derive a valuation estimate directly from the selected M&A transactions analysis, but looked at it in conjunction with the selected public company analysis.

Historical Stock Trading and Premium Analysis

Historical Stock Trading Analysis.  Duff & Phelps reviewed the historical trading prices and volume of Coast Distribution’s common stock between June 30, 2010 and June 29, 2015.

Limited Liquidity and Small Public Float.  Duff & Phelps observed that Coast’s common stock has limited liquidity, with sporadic trading activity. Based on the limited public float and liquidity in Coast’s common stock, the absence of analyst coverage, and the lack of institutional investor support, Duff & Phelps observed that Coast’s market price may not necessarily reflect the underlying intrinsic value of Coast.

Merger Consideration Premium.  The closing price for the common stock was $3.73 on June 23, 2015, resulting in a 47.5% premium of the Merger Consideration over the June 23, 2015 closing price for the common stock. This compares to a one month median premium paid for distributors of 32% based on seven transactions since June 2005 and a one month median premium of 17% for acquisitions of 2,994 public companies over the same time period.

Valuation Analysis Conclusions.  Duff & Phelps’ valuation analysis, as summarized in the table below, resulted in indications of Coast’s total enterprise value ranging from approximately $35.0 million to $41.0 million. Subtracting the value of Coast’s outstanding debt balance, net of cash, as of April 30, 2015 of $23.0 million, and adding (i) the estimated value of working capital surplus of $6.4 million and (ii) proceeds from options to be exercised of $0.1 million, resulted in an estimated total equity value range of $18.5 million to $24.5 million. Based on 5.2 million shares of common stock outstanding, including restricted shares and in-the-money options, Duff & Phelps’ analysis implied a range of values from $3.53 per share to $4.67 per share, as compared with the Merger Consideration of $5.50 per share. In addition, Duff & Phelps noted that the Merger Consideration of $5.50 per share was significantly higher than the closing price for the common stock on June 23, 2015 of $3.73, representing a 47.5% premium. Duff & Phelps observed that its analysis supported a determination of fairness from a financial point of view.

 Valuation Range Conclusions

 ($ and number of shares in millions, except per share values)

		Current Market Value (1)	D&P Estimate			Proposed Transaction
			Low		High
Discounted Cash Flow Analysis			$34.3	-	$41.6
Market Approach			$35.3	-	$39.9
Enterprise Value Range		$36.0	$35.0	-	$41.0	$45.0
Less: Debt (2)		(23.0)	(23.0)	-	(23.0)	(23.0)
Plus: Working Capital Surplus (3)		6.4	6.4	-	6.4	6.4
Plus: Option Proceeds		0.1	0.1	-	0.1	0.2
Equity Value Range		$19.5	$18.5	-	$24.5	$28.9

Total Shares Outstanding (4)		5.231	5.229	-	5.243	5.249
Price Per Share Range		$3.73	$3.53	-	$4.67	$5.50
Premium to Current Market Price						47.5%

Implied Valuation Multiples:
EV / LTM Adj. EBIT	$2.3	15.9x	15.5x	-	18.1x	19.9x
EV / 2015 Adj. EBIT	4.3	8.3x	8.1x	-	9.5x	10.4x
EV / LTM Adj. EBITDA	3.0	12.0x	11.7x	-	13.7x	15.0x
EV / FY 2015 Proj. Adj. EBITDA	4.8	7.4x	7.2x	-	8.5x	9.3x
EV / FY 2016 Proj. Adj. EBITDA	8.8	4.1x	4.0x	-	4.7x	5.1x
EV / LTM Revenue	124.6	0.29x	0.28x	-	0.33x	0.36x

(1)	Share price as of June 23, 2015
(2)	Balance as of April 30, 2015, net of cash
(3)	Calculated as the difference between estimated normalized working capital and the working capital balance as of April 30, 2015
(4)	Balance as of April 30, 2015, including in-the-money options and restricted shares

Other

The issuance of Duff & Phelps’s opinion was approved by its fairness opinion review committee.

Other than this engagement, during the two years preceding the date of the fairness opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Fees and Expenses

Pursuant to a letter agreement dated June 11, 2015, the Company paid Duff & Phelps a cash retainer fee of $125,000. The Company also agreed to pay Duff & Phelps a cash fee of $125,000 upon the delivery by Duff & Phelps of the fairness opinion. The Company also agreed to reimburse Duff & Phelps for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Duff & Phelps, its affiliates, and each of their respective directors, officers, attorneys and other agents, stockholders, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Duff & Phelps’ engagement.

Certain Projected Financial Information

Coast does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, Coast has in the past prepared internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with Coast’s strategic planning process, Coast’s management prepared and provided to the Board and Duff & Phelps forward-looking financial information based upon projections developed by Coast. These internal financial forecasts were reviewed by the Board and used by Duff & Phelps in connection with their opinion to the Board and related financial analyses. The forecasts are subject to certain assumptions, risks and limitations, as described below. A summary of the forecasts is set forth above under the heading “Opinion of Duff & Phelps, LLC.”

The forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The summary of the forecasts is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these internal financial forecasts were made available by Coast to Duff & Phelps. The forecasts may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

The forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Coast’s management. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to: failure to consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; and risks and uncertainties pertaining to Coast’s business, including the risks and uncertainties detailed in Coast’s public periodic filings with the SEC. In addition, the forecasts may be affected by Coast’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Coast’s control. The forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the forecasts in this Schedule 14D-9 should not be regarded as an indication that Coast and Duff & Phelps or their respective affiliates, officers, directors, advisors or other representatives considered or consider the internal financial forecasts necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Coast, Duff & Phelps, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these internal financial forecasts, and Coast undertakes no obligation to update or otherwise revise or reconcile the forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the projections are shown to be in error. Neither Coast, nor, to the knowledge of Coast, Duff & Phelps intends to make publicly available any update or other revisions to these internal financial forecasts. None of Coast or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of Coast compared to the information contained in the forecasts or that forecasted results will be achieved. Coast has made no representation to LKQ, Parent or Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

The estimates of EBIT included in the forecasts were calculated using U.S. generally accepted accounting principles (“GAAP”) and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Coast may not be comparable to similarly titled amounts used by other companies.

In light of the foregoing factors and the uncertainties inherent in these projections, Stockholders are cautioned not to place undue, if any, reliance on these forecasts.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

Except as set forth below, neither Coast nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Stockholders concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, executive officers or employees of Coast, for which services no additional compensation will be paid.

Duff & Phelps, LLC

In connection with Duff & Phelps’s services as Coast’s financial advisor, Coast has agreed to pay Duff & Phelps an aggregate fee of $250,000 for its financial advisory services, of which $125,000 was paid upon engagement and $125,000 was payable upon delivery of Duff & Phelps’ opinion. In addition, Coast has agreed to reimburse Duff & Phelps for its expenses, including fees and expenses of counsel, and to indemnify Duff & Phelps and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Duff & Phelps in connection with the engagement.

Robert W. Baird & Co. Incorporated

In connection with Baird’s services as Coast’s financial advisor, Coast has agreed to pay Baird an aggregate fee currently estimated to be approximately $1.4 million for its financial advisory services, of which $75,000 was paid upon engagement and the balance, less the amount of the fee paid to Duff & Phelps for its fairness opinion, will be payable contingent upon completion of the Offer and the Merger. In addition, Coast has agreed to reimburse Baird for its expenses, including fees and expenses of counsel, and to indemnify Baird and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered by Baird.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Company Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by Coast or, to Coast’s knowledge, by any of Coast’s directors, executive officers, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9, (a) Coast is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Coast’s securities by Coast, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Coast or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Coast or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Coast, and (b) there are no transactions, resolutions of the Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8.	Additional Information

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”) thereunder, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Because the “size of transaction” contemplated by the Offer is less than $76.3 million, the Offer and the other transactions contemplated by the Merger Agreement are not subject to the pre-merger notification requirements of the HSR Act.

The FTC and Antitrust Division have authority to review and challenge all transactions under the antitrust laws, even those that are not reportable under the HSR Act. Thus, at any time before or after the acquisition of Company Shares by Parent or Purchaser, or the Merger, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the Offer or seeking the divestiture of Company Shares acquired by Parent or Purchaser, or the divestiture of assets of Parent or Purchaser or any of their respective subsidiaries. In addition, state attorneys general may also bring legal action under state or federal antitrust laws, as applicable, and private parties may bring legal action under the antitrust laws under certain circumstances. There can be no assurance that no challenge to the Offer, the Merger and the other transactions contemplated by the Merger Agreement on antitrust grounds will be made or that, if such a challenge is made, that it will not be successful.

The Offer is conditioned upon no governmental authority of competent jurisdiction in the United States having (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Company Shares by Parent or Purchaser, or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Purchaser, or the Merger in the United States, or (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States.

Under the Merger Agreement, Parent, Purchaser and Coast are obligated to cooperate with one another in good faith to (i) promptly determine whether any filings are required to be or should be made, and whether any other consents, approvals, permits or authorizations are required to be or should be obtained, from any governmental authority under any other applicable law in connection with the transactions contemplated by the Merger Agreement, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated by the Merger Agreement.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer that is based on or otherwise relates to the Offer and the Merger.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not prove to have been correct. Some of these assumptions are based on information not currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

For purposes of calculating such amounts, we have assumed (i) that the Effective Time of the Merger occurs on August 19, 2015 and (ii) that each named executive officer will undergo a qualifying termination immediately following the Effective Time, entitling him or her to the compensation set forth in the table below, which is further described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of Coast.”

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
James Musbach	$371,000	$220,006	$10,505	$601,511
Thomas R. McGuire	$—	$36,663	$—	$36,663
Sandra A. Knell	$76,440	$109,995	$—	$186,435

(1)	Represents the Performance Bonus Payments awarded to each named executive officer under the 2015 Bonus Plan, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of Coast—2015 Management Bonus Plan.” With respect to Mr. Musbach, this amount also includes the $265,000 cash severance payment to which Mr. Musbach would be entitled under the Musbach Employment Agreement, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of Coast—Employment Agreement with Mr. Musbach.” Such cash severance payment under the Musbach Employment Agreement is triggered upon the occurrence of both (i) a change of control of Coast and (ii) a qualifying termination or resignation.
(2)	Represents the aggregate cash consideration payable to each named executive officer pursuant to the Merger Agreement in respect of the Company Restricted Shares held by such named executive officer, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of Coast—Consideration for Company Restricted Shares.”
(3)	Represents the estimated value of Coast-paid continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended, during the 18-month severance period under the Musbach Employment Agreement, as more fully described in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of Coast—Employment Agreement with Mr. Musbach.” The payment of such amounts is triggered upon the occurrence of both (i) a change of control of Coast and (ii) a qualifying termination or resignation.

Appraisal Rights

Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Company Shares (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Company Shares.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex II. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time who (i) did not tender their Company Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Company Shares who wishes to exercise such appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is July 22, 2015), deliver to Coast at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform Coast of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Company Shares in the Offer; and

•	continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of Coast who delivered a written demand to Coast pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to The Coast Distribution System, Inc., 350 Woodview Avenue, Morgan Hill, California 95037, Attention; Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Company Shares owned by such holder. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Company Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. Coast is under no obligation to and has no present intention to file a petition and holders should not assume that Coast will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving

Corporation a statement setting forth the aggregate number of Company Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Coast believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor Coast anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Company Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving

Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered pursuant to the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Coast’s stockholders to seek appraisal under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

Stockholder Approval Not Required

Neither Parent nor Purchaser is, nor at any time for the past three years has been, an “interested stockholder” of Coast as defined in Section 203 of the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the Stockholders in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Delaware Anti-Takeover Statutes

As a Delaware corporation, Coast is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Board has approved the Merger Agreement and the transactions contemplated thereby, as described in this Schedule 14D-9 and, therefore, the restrictions of Section 203 of the DGCL are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, Coast may be required to take certain actions with respect to such provisions.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Coast, please see Coast’s Annual Report on Form 10-K and Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2014, and Coast’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the SEC.

Forward-Looking Statements

Statements included in this Schedule 14D-9C that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Coast’s current beliefs and expectations. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from actual future experience involving any one or more of such statements. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, because Coast’s actual future results may differ materially from Coast’s current expectations due to the risks and uncertainties inherent in its business. Such risks and uncertainties include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Coast’s stockholders tendering their shares of Coast’s common stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; the possibility that expected benefits may not materialize as expected; and other risks and uncertainties pertaining to the business of Coast, including the risks detailed under “Risk Factors” and elsewhere in Coast’s public periodic filings with the SEC, as well as the tender offer materials filed by LKQ, Parent and Purchaser and this Solicitation/Recommendation Statement filed by Coast in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Coast undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated July 22, 2015 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by LKQ, Parent and Purchaser on July 22, 2015).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by LKQ, Parent and Purchaser on July 22, 2015).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by LKQ, Parent and Purchaser on July 22, 2015).

Exhibit Number	Description

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by LKQ, Parent and Purchaser on July 22, 2015).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by LKQ, Parent and Purchaser on July 22, 2015).

(a)(2)*	Letter to stockholders of The Coast Distribution System, Inc., dated July 22, 2015.

(a)(5)(A)	Joint press release issued by Coast and LKQ, dated July 9, 2015 (incorporated by reference to Exhibit 99.1 to Coast’s Current Report on Form 8-K filed with the SEC on July 9, 2015).

(a)(5)(B)	Opinion of Opinion of Duff & Phelps, LLC, dated July 8, 2015 (attached as Annex I to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated July 8, 2015, among LKQ, Parent, Purchaser and Coast (incorporated by reference to Exhibit 2.1 to Coast’s Current Report on Form 8-K filed with the SEC on July 9, 2015).

(e)(2)	Tender and Support Agreement, dated July 8, 2015, among Parent, Purchaser and certain stockholders of Coast (incorporated by reference to Exhibit 10.1 to Coast’s Current Report on Form 8-K filed with the SEC on July 9, 2015).

(e)(3)	Confidentiality Agreement, dated April 18, 2014, by and between Coast and LKQ (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Parent and Purchaser on July 22, 2015).

(e)(4)	2005 Stock Incentive Plan of Coast (incorporated by reference to Exhibit 10.1 to Coast’s Registration Statement on Form S-8 (File No. 333-136864) filed with the SEC on August 24, 2006).

(e)(5)	2008 Equity Incentive Plan of Coast (incorporated by reference to Appendix A to Coast’s Proxy Statement filed with the SEC on July 22, 2008).

(e)(6)	2012 Equity Incentive Plan of Coast (incorporated by reference to Appendix A to Coast’s Proxy Statement filed with the SEC on July 26, 2012).

(e)(7)	Employment Agreement, dated July 22, 2013, between Coast and James Musbach (incorporated by reference to Exhibit 10.99 to Coast’s Current Report on Form 8-K filed with the SEC on July 24, 2013).

*	Filed herewith.
Annex I	Opinion of Duff & Phelps, LLC
Annex II	Section 262 of the General Corporation Law of the State of Delaware

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COAST DISTRIBUTION SYSTEM, INC.

Date: July 22, 2015	By:	/s/ JAMES MUSBACH
James Musbach,
President and Chief Executive Officer

Annex I

Confidential                                                                                                                   July 8, 2015

The Board of Directors and the Special Committee of

The Coast Distribution System, Inc.

350 Woodview Ave.

Morgan Hill, CA 95037

Ladies and Gentlemen:

The Coast Distribution System, Inc. (the “Company”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) and the independent special committee of the Board of Directors (the “Special Committee”) of the Company and to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the public stockholders of the Company of the consideration to be received by such holders in the contemplated transaction described below (the “Proposed Transaction”)(without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Proposed Transaction involves the acquisition by LKQ Corporation (“LKQ”) of all of the common stock of the Company pursuant to a cash tender offer of $5.50 per share for all outstanding shares, followed by a second step merger for the same consideration per share.

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.

The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2014 and the Company’s unaudited interim financial statements for Q1 2015 from Form 10-Q;

b.	Unaudited financial information for the Company for fiscal years ended December 31, 2010 through 2014 and the four months ended April 30, 2014 and April 30, 2015, respectively;

Duff & Phelps, LLC 10100 Santa Monica Blvd. Suite 1100 Los Angeles, CA 90067	T F	+1 424 249 1650 +1 424 249 1651	www.duffandphelps.com

Board of Directors and the Special Committee

The Coast Distribution System, Inc.

July 8, 2015

c.	Detailed financial projections prepared by management of the Company for the fiscal years ending December 31, 2015 through 2019 (“Management Projections”);

d.	Other internal documents relating to the history, current operations and probable future outlook of the Company provided to us by management of the Company;

e.

Documents related to the Proposed Transaction, including the draft Agreement and Plan of Merger by and among LKQ, LKQ’s acquisition subsidiary and the Company, dated as of July 1, 2015 (the “Merger Agreement”); and

f.	Various presentations and reports prepared by Robert W. Baird in connection with the Proposed Transaction and the process they conducted, as the Company’s financial advisor.

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

4.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors, the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.

Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;

4.	Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the Proposed Transaction;

Board of Directors and the Special Committee

The Coast Distribution System, Inc.

July 8, 2015

5.	Assumed that the representations and warranties made in the Merger Agreement are substantially accurate;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

7.

Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent unaudited financial statements and other information made available to Duff & Phelps;

8.

Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the Company’s officers, directors, or employees, or any class of

Board of Directors and the Special Committee

The Coast Distribution System, Inc.

July 8, 2015

such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Board of Directors and the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors, the Special Committee or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This letter should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 11, 2015 (the “Engagement Letter”). This letter is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon the delivery by Duff & Phelps (whether orally or in writing) of this Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the consideration to be received by the public stockholders in the Proposed Transaction is fair from a financial point of view to the public stockholders (without giving effect to any impact of the Proposed Transaction on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

Annex II

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

II-4